UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

Birks & Mayors Inc. (the “Company”) and two of its subsidiaries entered into the following agreements for the financial leasing of certain equipment up to a total amount of $7.5 million:

(i) Master Lease Agreement between the Company and BAL Global Finance Canada Corporation dated September 12, 2007;

(ii) Master Lease Agreement between Mayor’s Jewelers, Inc., the Company’s wholly-owned subsidiary (“Mayors”) and Banc of America Leasing & Capital, LLC (“BALC”) dated August 10, 2007; and

(iii) Master Lease Agreement between Henry Birks & Sons U.S., Inc., the Mayors’ wholly-owned subsidiary (“Henry Birks U.S.”) and BALC dated August 10, 2007.

The Company agreed to guaranty the obligations of each of Mayors and Henry Birks U.S. under the Master Leases described above.

DOCUMENTS SUBMITTED HEREWITH:

10.1	Master Lease Agreement dated as of September 12, 2007 by and between BAL Global Finance Canada Corporation and Birks & Mayors Inc.

10.2	Master Lease Agreement dated as of August 10, 2007 by and between Banc of America Leasing & Capital, LLC and Mayor’s Jewelers, Inc.

10.3	Master Lease Agreement dated as of August 10, 2007 by and between Banc of America Leasing & Capital, LLC and Henry Birks & Sons U.S., Inc.

10.4	Guaranty dated as of August 10, 2007 by Birks & Mayors Inc. in favor of Banc of America Leasing & Capital, LLC

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: September 21, 2007		Group Vice President, Legal Affairs and Corporate Secretary

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EXHIBIT INDEX

Exhibit Number	Description
Exhibit 10.1	Master Lease Agreement dated as of September 12, 2007 by and between BAL Global Finance Canada Corporation and Birks & Mayors Inc.

Exhibit 10.2	Master Lease Agreement dated as of August 10, 2007 by and between Banc of America Leasing & Capital, LLC and Mayor’s Jewelers, Inc.

Exhibit 10.3	Master Lease Agreement dated as of August 10, 2007 by and between Banc of America Leasing & Capital, LLC and Henry Birks & Sons U.S., Inc.

Exhibit 10.4	Guaranty dated as of August 10, 2007 by Birks & Mayors Inc. in favor of Banc of America Leasing & Capital, LLC

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EXHIBIT 10.1

BAL GLOBAL FINANCE CANADA CORPORATION	Master Lease Agreement Number: 17502-90000

This Master Lease Agreement, dated as of September 12, 2007 (this “Agreement”), is by and between BAL Global Finance Canada Corporation, a Canadian company having an office at 300 The East Mall, Suite 120,Toronto, Ontario, M9B 6B7 (together with its successors and assigns, “Lessor”), and Birks & Mayors Inc. as “Lessee”, a corporation existing under the laws of Canada, and having its chief executive office as specified with its execution of this Agreement below. Certain defined terms used herein are identified in bold face and quotation marks throughout this Agreement and in Section 15 below. This Agreement sets forth the terms and conditions for the lease of Equipment between Lessor and Lessee pursuant to one or more “Schedules” incorporating by reference the terms of this Agreement, together with all exhibits, addenda, schedules, certificates, riders and other documents and instruments executed and delivered in connection with such Schedule (as amended from time to time, a “Lease”). Each Lease constitutes a separate, distinct and independent lease of Equipment and contractual obligation of Lessee. This Agreement is not an agreement or commitment by Lessor or Lessee to enter into any future Leases or other agreements, or for Lessor to provide any financial accommodations to Lessee. Lessor shall not be obligated under any circumstances to advance any progress payments or other funds for any Equipment or to enter into any Lease if there shall have occurred a material adverse change in the operations, business, properties or condition, financial or otherwise, of Lessee or any Guarantor. This Agreement and each Lease shall become effective only upon Lessor’s acceptance and execution thereof at its corporate offices set forth above.

1. Lease; Term; Non-Interference. Lessor and Lessee agree to lease Equipment described in Schedules entered into from time to time, together with all other documentation from Lessee required by Lessor with respect to such Lease. Upon receipt of any item or group of Equipment intended for Lease hereunder, Lessee shall execute a Schedule, with all information fully completed and irrevocably accepting such Equipment for Lease, and deliver such Schedule to Lessor for its review and acceptance. Provided no Event of Default has occurred, Lessee shall be entitled to use and possess the Equipment during the original Lease Term provided in the Schedule (together with any extensions or renewals thereof in accordance with terms of the Lease, the “Lease Term”) free from interference by any person claiming by, through or under Lessor.

2. Rent. “Rent” shall be payable to Lessor during the Lease Term in the amounts and at the times provided in the Schedule. If any Rent or other amount payable hereunder is not paid within 10 days of its due date, Lessee shall pay the Lessor interest on the unpaid rental from its due date until the date of payment at an interest rate equal to the Default Rate. All Rent and other amounts payable under a Lease shall be made in immediately available funds at Lessor’s address above or such other place as Lessor shall specify in writing. Unless otherwise provided herein, payments received under any Lease will be applied to all interest, fees and amounts owing thereunder (other than Rent), and then to Rent payable thereunder.

3. Net Lease; Disclaimer Of Warranties. Upon the “Acceptance Date” provided in the Schedule for each Lease, Lessee’s Obligations thereunder (i) shall be non-cancelable, absolute and unconditional under all circumstances for the entire Lease Term, (ii) shall be unaffected by the loss or destruction of any Equipment, and (iii) shall not be subject to any abatement, deferment, reduction, set-off, counterclaim, recoupment or defense for any reason whatsoever, including by reason of any fundamental breach hereof or breach by Lessor of a fundamental term. LESSOR IS NOT A VENDOR OR AGENT OF THE EQUIPMENT VENDOR, AND HAS NOT ENGAGED IN THE SALE OR DISTRIBUTION OF ANY EQUIPMENT. LESSOR MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES AS TO TITLE, MERCHANTABILITY, PERFORMANCE, CONDITION, EXISTENCE, FITNESS OR SUITABILITY FOR LESSEE’S PURPOSES OF ANY EQUIPMENT, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENTS, THE CONFORMITY OF THE EQUIPMENT TO THE DESCRIPTION THEREOF IN ANY LEASE, OR ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO THE EQUIPMENT. If Equipment is not delivered or properly installed, does not operate as warranted, becomes obsolete, or is unsatisfactory for any reason, Lessee shall make all claims on account thereof solely against Vendor and not against Lessor. Lessee is solely responsible for the selection, shipment, delivery and installation of the Equipment and its Vendors, expressly disclaims any reliance upon any statements or representations made by Lessor in connection therewith, and has received and approved the terms of any purchase orders, warranties, licenses or agreements with respect to the Equipment. During the Lease Term, Lessee shall be entitled, on a non-exclusive basis, to enforce any applicable Vendor warranties, to the extent permitted thereby and by applicable law. Lessor assigns such warranties to Lessee, to the extent permitted thereby, and agrees to cooperate with Lessee, at Lessee’s sole cost and expense, in making any reasonable claim against such Vendor arising from any defect in the Equipment.

4. Use; Maintenance; Location; Inspection. Lessee shall: (i) use, operate, protect and maintain the Equipment (a) in good operating order, repair, condition and appearance, in the same condition as when received, ordinary wear and tear excepted, (b) consistent with prudent industry practice (but in no event less than the extent to which Lessee maintains other similar equipment in the prudent management of its assets and properties), and (c) in compliance with all applicable insurance policies, laws, ordinances, rules, regulations and manufacturer’s recommended maintenance and repair procedures, and (ii) maintain comprehensive books and records regarding the use, operation, maintenance and repair of the Equipment. Unless the Equipment is mobile in its nature, the Equipment shall be used only within the province set out in the Schedule, solely for business purposes (and not for any consumer, personal, home, or family purpose), and shall not be abandoned or used for any unlawful purpose. Lessee shall not discontinue use of any Equipment except for normal maintenance nor, through modifications, alterations or otherwise, impair the current or residual value, useful life, utility or originally intended function of any Equipment without Lessor’s prior consent. Any replacement or substitution of parts, improvements, upgrades, or additions to the Equipment during the Lease Term shall be the property of Lessor and subject to the Lease, except that if no Event of Default exists, Lessee may at its expense remove improvements or additions provided by Lessee that can be readily removed without impairing the value, function or remaining useful life of the Equipment. If requested by Lessor,

Lessee shall cause Equipment to be plainly marked to disclose Lessor’s ownership, as specified by Lessor. Lessee shall not change the location or, in the case of mobile equipment, the base of any Equipment specified in its Schedule without Lessor’s prior written consent. Lessor shall have the right to enter any premises where Equipment is located and inspect it (together with related books and records) at any reasonable time.

5. Loss And Damage. Lessee assumes all risk of (and shall promptly notify Lessor in writing of any occurrence of) any damage to or loss, theft, confiscation or destruction of any Equipment from any cause whatsoever (a “Casualty”) from the date shipped or otherwise made available to Lessee and continuing until it is returned to and accepted by Lessor in the condition required by the Lease, including Section 8 of this Agreement. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is reparable, Lessee shall at its expense promptly place the same in good repair, condition or working order. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is beyond repair or materially impairs its residual value (a “Total Loss”), Lessee shall at Lessor’s option either (a) promptly replace such Equipment with a similar item reasonably acceptable to Lessor having an equivalent value, utility and remaining useful life of such Equipment, whereupon such replacement items shall constitute Equipment for all purposes of the Lease, or (b) on the Rent payment date following such Casualty (or, if none, within 30 days) pay Lessor the Stipulated Loss Value for such Equipment, together with all Rent scheduled for payment on such date, and all accrued interest, late charges and other amounts then due and owing under the Lease. Upon such payment following a Total Loss, the Lease with respect to the Equipment suffering a Total Loss shall terminate, and Lessor shall transfer to Lessee all of its right, title and interest in such Equipment, free from all liens and encumbrances created by Lessor, but otherwise on an “AS-IS, WHERE-IS,” basis. If less than all Equipment under a Schedule suffers a Total Loss, (i) the Stipulated Loss Value with respect to any such item of Equipment shall be calculated by reference to the allocable portion of “Lessor’s Cost” provided in the applicable Schedule, Rent or other amount related to such item, as reasonably determined by Lessor, and (ii) the remaining Rent under the Schedule shall be proportionately reduced as reasonably calculated by Lessor upon Lessor’s receipt of the payments described above.

6. Insurance. Lessee, at its own expense, shall keep each item of Equipment insured against all risks for its replacement value, and in no event less than its Stipulated Loss Value, and shall maintain public liability and, with respect to Equipment that is over-the-road vehicles, automotive liability insurance against such risks and for such amounts as Lessor may require, acting reasonably. All such insurance shall (a) be with companies rated “A-” or better by A.M. Best Company, in such form as Lessor shall approve, (b) specify Lessor and Lessee as insureds and provide that it may not be canceled without at least 30 days’ prior written notice to Lessor (10 days’ in the case of nonpayment of premium), (c) be primary, without right of contribution from any other insurance carried by Lessor and contain a waiver of subrogation provision and shall apply such that insurance as to the interest of any named additional insured or loss payee other than Lessee shall not be invalidated by any actions, inactions, breach of warranty or conditions or negligence of Lessee or any person other than Lessor with respect to such policy or policies, (d) provide that all amounts payable by reason of loss or damage to Equipment shall be payable solely to Lessor, unless Lessor otherwise agrees, and (e) contain such other endorsements as Lessor may reasonably require. Lessee shall provide Lessor with evidence satisfactory to Lessor of the required insurance upon the execution of any Schedule and promptly upon any renewal of any required policy.

7. Indemnities; Taxes. Lessee’s indemnity and reimbursement obligations set forth below shall survive the cancellation, termination or expiration of any Lease or this Agreement.

(a) General Indemnity. Lessee shall indemnify, on an after-tax basis, defend and hold harmless Lessor and its respective officers, directors, employees, agents and Affiliates (“Indemnified Persons”) against all claims, liabilities, losses and expenses whatsoever (except those determined by final decision of a court of competent jurisdiction to have been directly and primarily caused by the Indemnified Person’s gross negligence or willful misconduct), including court costs and reasonable legal fees and expenses (together, “Legal Fees”), in any way relating to or arising out of the Equipment or any Lease at any time, or the ordering, acquisition, rejection, installation, possession, maintenance, use, ownership, condition, destruction or return of the Equipment, including any claims based in negligence, strict liability in tort, environmental liability or infringement.

(b) General Tax Indemnity. Lessee shall pay or reimburse Lessor, and indemnify, defend and hold Lessor harmless from, on an after-tax basis, all taxes, assessments, fees and other governmental charges paid or required to be paid by Lessor or Lessee in any way arising out of or related to the Equipment or any Lease before or during the Lease Term or after the Lease Term following an Event of Default, including foreign, Federal, provincial and municipal fees, taxes and assessments, and property, value-added, sales, use, gross receipts, excise, stamp and documentary taxes, and all related penalties, fines, additions to tax and interest charges (“Impositions”), excluding only Federal and provincial taxes based on Lessor’s net income unless such taxes are in lieu of any Imposition Lessee would otherwise be required to pay hereunder. Lessee shall timely pay any Imposition for which Lessee is primarily responsible under law and any other Imposition not payable or not paid by Lessor, but Lessee shall have no obligation to pay any Imposition being contested in good faith and by appropriate legal proceedings, the nonpayment of which does not, in the opinion of Lessor, acting reasonably, result in a material risk of adverse effect on the title, property, use, disposition or other rights of Lessor with respect to the Equipment. Upon Lessor’s request, Lessee shall furnish proof of its payment of any Imposition.

8. Return. Subject to any purchase options or obligations, upon any cancellation, termination or expiration of any Lease (after the occurrence of an Event of Default or otherwise), Lessee shall, at its expense, cause the Equipment to be prepared and adequately protected for shipment by an authorized manufacturer’s representative or other qualified person and either surrender it to Lessor in place or, if instructed by Lessor, ship the Equipment to Lessor, freight and insurance pre-paid, to a place designated by Lessor within 1,500 kilometres of the location of the Equipment, in the condition required under Section 4 hereof and under the applicable Schedule, able to be put into immediate service and to perform at manufacturer’s rated levels (if any), together with all related manuals, documents and records, and, if applicable, reassembled by an authorized manufacturer’s representative or other qualified person and immediately qualified for the manufacturer’s (or its authorized servicing representative’s) then available service contract or warranty. If requested by Lessor, Lessee shall, at its expense: (i) cause the Equipment to qualify for all applicable licenses or permits necessary for its operation and for its intended purpose, and to comply with all specifications and requirements of applicable federal, provincial and local laws, regulations and ordinances; (ii) provide safe, suitable storage, reasonably acceptable to Lessor, for the Equipment for a period not to exceed 90 days from the date of return; and (iii) cooperate with Lessor in attempting to remarket the Equipment, by displaying and demonstrating to prospective parties, and allowing Lessor to conduct a private sale on Lessee’s premises. If Lessee does not surrender or return any item of Equipment to Lessor on the date or in the condition required under a Lease, in addition to all other available rights and remedies, at Lessor’s election, such Equipment shall continue to be subject to all the terms and conditions of the Lease, with Rent and other charges continuing to accrue and be payable under the Lease with respect to such Equipment until it is so surrendered or returned to Lessor, except that Rent shall accrue at 110% of the last Rent allocable to such item of Equipment (as reasonably calculated by Lessor) during the Lease Term, payable on demand.

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9. Lessee Representations and Agreements. Lessee represents, warrants and agrees that: (a) Lessee has had for the previous 5 years (except as previously disclosed to Lessor in writing) the legal name and form of business organization in the jurisdiction described above; (b) Lessee’s chief executive office and notice address and any organizational identification number is as described with its execution of this Agreement below; (c) Lessee shall notify Lessor in writing of any change to its legal name, jurisdiction of organization or chief executive office location; (d) Lessee is duly organized and existing in good standing under the laws of the jurisdiction described above and all other jurisdictions where legally required in order to carry on its business, shall maintain its good standing in all such jurisdictions, and shall conduct its businesses and manage its properties in compliance with all applicable laws, rules or regulations binding on Lessee; (e) the execution, delivery and performance of this Agreement, each Lease and Related Agreement to which it is a party has been duly authorized by Lessee, each of which are and will be binding on and enforceable against Lessee in accordance with their terms, and do not and will not contravene any other instrument or agreement binding on Lessee; and (f) there is no pending litigation, tax or environmental claim, proceeding, dispute or regulatory or enforcement action (and Lessee shall promptly notify Lessor of any of the same that may hereafter arise) that may adversely affect any Equipment or Lessee’s financial condition or impair its ability to perform its Obligations.

10. Title; Property; Additional Security. (a) Title; Personal Property. Each Lease is and is intended to be a lease of personal property for all purposes. Lessee does not acquire any right, title or interest in or to any Equipment, except the right to use and possess the same under the terms of the applicable Lease. Except as specifically provided in the applicable Schedule, Lessee has no right or option to extend the Lease Term of a Lease or purchase any Equipment. Lessee assigns all of its rights (but none of its obligations) to Lessor under any purchase orders, invoices or other contracts of sale with respect to the Equipment, and conveys whatever right, title and interest it may now or hereafter have in any Equipment to Lessor. Lessor shall be the sole owner of Equipment free and clear of all liens or encumbrances, other than Lessee’s rights under the Lease. Lessee will not create or permit to exist any lien, security interest, charge or encumbrance on any Equipment except those created by Lessor. The Equipment shall remain personal property at all times, notwithstanding the manner in which it may be affixed to realty. Lessee shall obtain and record such instruments and take such steps as may be necessary to (i) prevent any creditor, landlord, mortgagee or other entity (other than Lessor) from having any lien, charge, security interest or encumbrance on any Equipment, and (ii) ensure Lessor’s right of access to and removal of Equipment in accordance with the Lease.

(b) Additional Security. To secure the punctual payment and performance of Lessee’s Obligations under each Lease and, as a separate grant of security, to secure the payment and performance of all other Obligations owing to Lessor, Lessee grants to Lessor a continuing security interest in the Collateral, provided, however, that if there then exists no Event of Default, Lessor’s security interest in Collateral subject to a Lease shall terminate upon the payment and performance of all Obligations of Lessee under the applicable Lease. Notwithstanding the grant of a security interest in any Collateral, Lessee shall have no right to sell, lease, rent, dispose or surrender possession, use or operation of any Equipment to any third parties without the prior written consent of Lessor.

(c) Hypothec. Without limiting the generality of the foregoing, in order to secure the punctual payment and performance of Lessee’s Obligations under each Lease and, as a separate grant of charge, to secure the payment and performance of all other Obligations owing to Lessor, Lessee hereby hypothecates the universality of all its right, title and interest in the Collateral, provided, however, that if there then exists no Event of Default, Lessor’s hypothec in Collateral subject to a Lease shall terminate upon the payment and performance of all Obligations of Lessee under the applicable Lease. Notwithstanding the grant of hypothec in any Collateral, Lessee shall have no right to sell, lease, rent, dispose or surrender possession, use or operation of any Equipment to any third parties without the prior written consent of Lessor. The foregoing hypothecs are granted for a principal amount equal to the value of each Lease, plus an additional amount equal to twenty percent (20%) of the principal amount as an additional hypothec, the whole together with interest, at a rate of twelve percent (12%) per annum. Such hypothecs (excluding all other provisions contained in this Agreement) will be governed by the laws of the province of Quebec.

11. Default. Each of the following (a “Default”) shall, with the giving of any notice or passage of any time period specified, constitute an “Event of Default” hereunder and under all Leases: (1) Lessee fails to pay any Rent or other amount owing under any Lease within 3 business days after Lessee’s receipt of written notice of such non-payment; (2) Lessee fails to maintain insurance as required herein, or sells, leases, subleases, assigns, conveys, or suffers to exist any lien, charge, security interest or encumbrance on, any Equipment without Lessor’s prior consent, or any Equipment is subjected to levy, seizure or attachment; (3) Lessee fails to perform or comply with any other covenant or obligation under any Lease or Related Agreement and, if curable, such failure continues for 30 days after written notice thereof by Lessor to Lessee; (4) any representation, warranty or other written statement made to Lessor by Lessee in connection with this Agreement, any Lease, Related Agreement or other Obligation, or by any Guarantor pursuant to any Guaranty (including financial statements) proves to have been incorrect in any material respect when made; (5) Lessee (w) enters into any merger or consolidation with, or sells or transfers all or any substantial portion of its assets to any entity, (x) dies (if a natural person), dissolves, liquidates or ceases or suspends the conduct of business, or ceases to maintain its existence, (y) if Lessee is a privately held entity, enters into or suffers any transaction or series of transactions as a result of which Lessee is directly or indirectly controlled by persons or entities not directly or indirectly controlling Lessee as of the date hereof, or (z) if Lessee is a publicly held entity, there shall be a change in the ownership of Lessee’s stock or other equivalent ownership interest such that Lessee is no longer subject to the reporting requirements of applicable securities legislation; (6) Lessee undertakes any general assignment for the benefit of creditors or commences any voluntary case or proceeding for relief under the Bankruptcy and Insolvency Act or Companies Creditors Arrangement Act, or any other law for the relief of debtors, or takes any action to authorize or implement any of the foregoing; (7) the filing of any petition or application against Lessee under any law for the relief of debtors, including proceedings under the Bankruptcy and Insolvency Act or Companies Creditors Arrangement Act, or for the subjection of property of Lessee to the control of any court, receiver or agency for the benefit of creditors if such petition or application is consented to by Lessee or is otherwise not dismissed within 60 days from the date of filing; (8) an “Event of Default” (as defined therein) occurs under that certain Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 13, 2006, as the same may be amended from time to time; (9) Lessee, Mayor’s Jewelers, Inc. or Henry Birks & Sons U.S., Inc., shall fail to pay at maturity, or within any applicable period of grace, any obligation for borrowed money or credit received in excess of $1,000,000 in respect of any leases where the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP (“Capital Leases”) or $500,000 in respect of any lease of goods or other property, whether real or personal, which is treated as an operating lease under GAAP and as a loan or financing for income tax purposes (“Operating Leases”), or fail to observe or perform any material term, covenant or agreement

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contained in any agreement by which it is bound, evidencing or securing borrowed money or credit received, in respect of any Capital Leases or Operating Leases, for such period of time as would permit (assuming the giving of appropriate notice if required) the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof, or any such holder or holders shall rescind or shall have a right to rescind the purchase of any such obligations, in either case, except to the extent that any such failure to pay, observe or perform is being diligently contested in good faith by any appropriate proceedings; (10) any attempted repudiation, breach or default of any Guaranty; or (11) the occurrence of any event described in clauses (4) through (9) above with reference to any Guarantor. Lessee shall promptly notify Lessor in writing of any Default or Event of Default.

12. Remedies. (a) Upon the occurrence of an Event of Default, Lessor may, in its discretion, exercise any one or more of the following remedies with respect to any or all Leases or Equipment: (1) cause Lessee to promptly discontinue use of or disable any Equipment, or to assemble and return any Equipment or other Collateral in accordance with the terms of the applicable Lease; (2) remedy such Event of Default or proceed by court action, either at law or in equity, to enforce performance of the applicable provisions of any Lease; (3) with or without court order, enter upon the premises where Equipment is located and repossess and remove the same, all without liability for damage to such premises or by reason such entry or repossession, except for Lessor’s gross negligence or willful misconduct; (4) dispose of any Equipment in a public or private transaction, or hold, use, operate or keep idle the Equipment, free and clear of any rights or interests of Lessee therein; (5) recover direct damages other than indirect, incidental or consequential damages for the breach of any Lease, including the payment of all Rent and other amounts payable thereunder (discounted at the Discount Rate with respect to any accelerated future amounts), and all actual costs and expenses incurred by Lessor in exercising its remedies or enforcing its rights thereunder (including all Legal Fees); (6) by written notice to Lessee, cancel any Lease and, as liquidated damages for the loss of Lessor’s bargain and not as a penalty, declare immediately due and payable an amount equal to the Stipulated Loss Value applicable to such Leases which Lessee acknowledges to be reasonable liquidated damages in light of the anticipated harm to Lessor that might be caused by an Event of Default and the facts and circumstances existing as of the Acceptance Date of each Lease; (7) without notice to Lessee, apply or set-off against any Obligations all security deposits, advance payments, proceeds of letters of credit, certificates of deposit (whether or not matured), securities or other additional collateral held by Lessor or otherwise credited by or due from Lessor to Lessee; or (8) pursue all other remedies provided under the PPSA, the CCQ or other applicable law. Lessee shall pay interest equal to the lesser of (a) 12% per annum, or (b) the highest rate permitted by applicable law (“Default Rate”) on (i) any amount other than Rent owing under any Lease and not paid when due, (ii) Rent not paid within 30 days of its due date, and (iii) any amount required to be paid upon cancellation of any Lease under this Section 12. Any payments received by Lessor after an Event of Default, including proceeds of any disposition of Equipment, shall be applied in the following order: (A) to all of Lessor’s actual costs (including Legal Fees), charges and expenses incurred in taking, removing, holding, repairing and selling or leasing the Equipment or other Collateral or enforcing the provisions hereof; (B) to the extent not previously paid by Lessee, to pay Lessor for any damages then remaining unpaid hereunder; (C) to reimburse Lessee for any sums previously paid by Lessee as damages hereunder; and (D) the balance, if any, shall be retained by Lessor.

(b) No remedy referred to in this Section 12 shall be exclusive, each shall be cumulative (but not duplicative of recovery of any Obligation) and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity, and all such remedies shall survive the cancellation of any Lease. Lessor’s exercise or partial exercise of, or failure to exercise, any remedy shall not restrict Lessor from further exercise of that remedy or any other available remedy. No extension of time for payment or performance of any Obligation shall operate to release, discharge, modify, change or affect the original liability of Lessee for any Obligations, either in whole or in part. Lessor may proceed against any Collateral or Guarantor, or may proceed contemporaneously or in the first instance against Lessee, in such order and at such times following an Event of Default as Lessor determines in its sole discretion. In any action to repossess any Equipment or other Collateral, Lessee waives any bonds and any surety or security required by any applicable laws as an incident to such repossession. Notices of Lessor’s intention to accelerate, acceleration, nonpayment, presentment, protest, dishonor, or any other notice whatsoever (other than notices of Default specifically required of Lessor pursuant to Section 11 above) are waived by Lessee and any Guarantor. Any notice given by Lessor of any disposition of Collateral or other intended action of Lessor which is given in accordance with this Agreement at least 5 business days prior to such action, shall constitute fair and reasonable notice of such action.

13. Assignment. Lessor and any Assignee may assign or transfer any of Lessor’s interests in any Lease or Equipment with notice to Lessee, subject, however, to the rights of Lessee to use and possess the Equipment under such Lease for so long as no Event of Default has occurred and is continuing. Lessee agrees that: (i) the rights of any Assignee shall not be affected by any breach or default of Lessor or any prior Assignee, and Lessee shall not assert any defense, rights of set-off or counterclaim against any Assignee, nor hold or attempt to hold such Assignee liable for any such breach or default; (ii) no Assignee shall be required to assume any obligations of Lessor under any Lease, provided that Lessor shall remain liable thereunder, except the obligation of non-interference in Section 1 above, (iii) any Assignee expressly assuming the obligations of Lessor shall thereupon be responsible for Lessor’s duties under the applicable Lease accruing after assignment and Lessor shall be released from such duties, and (iv) Lessee shall execute and deliver upon request such additional documents, instruments and assurances as Lessor deems necessary in order to (y) acknowledge and confirm all of the terms and conditions of any Lease and Lessor’s or such Assignee’s rights with respect thereto, and Lessee’s compliance with all of the terms and provisions thereof, and (z) preserve, protect and perfect Lessor’s or Assignee’s right, title or interest hereunder and in any Equipment, including, without limitation, such financing statements or amendments, control agreements, corporate or member resolutions, votes, notices of assignment of interests, and confirmations of Lessee’s obligations and representations and warranties with respect thereto as of the dates requested. Lessor may disclose to any potential Assignee any information regarding Lessee, any Guarantor and their Affiliates. Lessee shall not assign, pledge, hypothecate or in any way dispose of any of its rights or obligations under any Lease, or enter into any sublease of any Equipment, without Lessor’s prior written consent, which consent shall not be unreasonably withheld. Any purported assignment, pledge, hypothecation, disposal or sublease by Lessee made without Lessor’s prior written consent shall be null and void.

14. Financial and Other Data. (a) During any Lease Term, Lessee shall (i) maintain books and records in accordance with generally accepted accounting principles (“GAAP”) and prudent business practice; (ii) promptly provide Lessor, within 120 days after the close of each fiscal year, and, upon Lessor’s request, within 45 days of the end of each quarter of Lessee’s and any Guarantor’s fiscal year, a copy of financial statements for Lessee and each Guarantor requested by Lessor, in each case prepared in accordance with GAAP and (in the case of annual statements) audited by independent certified public accountants and (in the case of quarterly statements) certified by the chief financial officer of Lessee or Guarantor, as applicable; provided, however, that for so long as Lessee or any such Guarantor is legally and timely filing annual and quarterly financial reports on Sedar or Edgar which are readily available to the public, the filing of such reports shall satisfy the foregoing financial statement reporting requirements for such entity; and (iii) furnish Lessor all other financial information and reports and such other information as Lessor may reasonably request concerning Lessee, any Guarantor and their respective affairs, or the Equipment or its condition, location, use or operation.

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(b) Lessee represents and warrants that all information and financial statements at any time furnished by or on behalf of Lessee or any Guarantor are accurate in all material respects and reasonably reflect as of their respective dates, results of operations and the financial condition of Lessee, such Guarantor or other entity they purport to cover. Credit and other publicly available information regarding Lessee, any Guarantor or their Affiliates, any Lease or Equipment may be disclosed by Lessor to its Affiliates, agents and potential Assignees, subject to any agreement that may purport to limit or prohibit such disclosure.

15. Definitions

As used herein, the following terms shall have the meanings assigned or referred to them below:

“Affiliate” means any entity controlling, controlled by or under common control with the referent entity; “control” includes (i) the ownership of 25% or more of the voting stock or other ownership interest of any entity and (ii) the status of a general partner of a partnership or managing member of a limited liability company.

“Assignee” means any assignee or transferee of all or any of Lessor’s right, title and interest in any Lease or any Equipment.

“Collateral” means and includes all of Lessee’s right, title and interest in and to all Equipment, together with: (i) all parts, attachments, accessories and accessions to, substitutions and replacements for, each item of Equipment; (ii) all accounts, chattel paper, and general intangibles arising from or related to any sale, lease, rental or other disposition of any Equipment to third parties, or otherwise resulting from the possession, use or operation of any Equipment by third parties, including instruments, investment property, deposit accounts, letter of credit rights, and supporting obligations arising thereunder or in connection therewith; (iii) all insurance, warranty and other claims against third parties with respect to any Equipment; (iv) all software and other intellectual property rights used in connection therewith; (v) proceeds of all of the foregoing, including insurance proceeds and any proceeds in the form of goods, accounts, chattel paper, documents, instruments, general intangibles, investment property, deposit accounts, letter of credit rights and supporting obligations; and (vi) all books and records regarding the foregoing, in each case, now existing or hereafter arising.

“CCQ” means the Civil Code of Quebec.

“Discount Rate” means the 1-year Government of Canada Bond Rule as published in a nationally recognized newspaper for the week ending immediately prior to the original Acceptance Date of a Lease (or if such rate is no longer determined or published, a successor or alternate rate reasonably selected by Lessor).

“Equipment” means the items, units, groups and universalities of personal property, movable property (whether corporeal or incorporeal) licensed materials and fixtures described in each Schedule, including but not limited to computer equipment, store fixtures, leasehold improvements and manufacturing equipment, together with all replacements, parts, additions, accessories and substitutions therefor; and “item of Equipment” means each functionally integrated and separately marketable group or unit of Equipment.

“Guarantor” means any guarantor, surety, endorser, general partner or co-lessee of Lessee, or other party liable in any capacity, or providing additional collateral security for, the payment or performance of any Obligations of Lessee.

“Guaranty” means any guaranty, surety instrument, security, indemnity, “keep-well” agreement or other instrument or arrangement from or with any Guarantor.

“Obligations” means and includes all obligations of Lessee owing to Lessor under this Agreement, any Lease or Related Agreement, or of any Guarantor owing to Lessor under any Guaranty, together with all other obligations, indebtedness and liabilities of Lessee to Lessor under any other financings, leases, loans, notes, progress payment agreements, guaranties or other agreements, of every kind and description, now existing or hereafter arising, direct or indirect, joint or several, absolute or contingent, whether for payment or performance, regardless of how the same may arise or by what instrument, agreement or book account they may be evidenced, including without limitation, any such obligations, indebtedness and liabilities of Lessee to others which may be obtained by Lessor through purchase, negotiation, discount, transfer, assignment or otherwise.

“PPSA” means the Personal Property Security Act in effect in the jurisdiction where the equipment is located.

“Related Agreement” means and includes any Guaranty and any approval letter or progress payment, assignment, security or other agreement or addendum related to this Agreement, any Lease or any Collateral to which Lessee or any Guarantor is a party.

“Stipulated Loss Value” means, as of any particular date, the product obtained by multiplying the “Lessor’s Cost” specified in the Schedule by the percentage set forth in the “Schedule of Stipulated Loss Values” attached to the Schedule, specified opposite the Rent installment number (or date) becoming due immediately after the Casualty, Event of Default or other event requiring the calculation of Stipulated Loss Value. If there is no Schedule of Stipulated Loss Values attached to a Schedule, or if the Schedule of Stipulated Loss Values does not otherwise cover a Rent installment number (or date), Stipulated Loss Value on any Rent payment date shall equal the net present value of: (a) all unpaid Rent for the remainder of the Lease Term, plus (b) the amount of any purchase obligation, fixed price purchase option, or TRAC amount payment or, if there is no such obligation, option or payment, then the fair market value of the Equipment as of the end of the Lease Term, as estimated by Lessor in its sole discretion, acting reasonably, all discounted to present value at the Discount Rate.

“Vendor” means the manufacturer, distributor, supplier or other seller (whether or not a merchant or dealer) of the Equipment and any sales representative or agent thereof.

16. Miscellaneous. (a) At Lessor’s request, Lessee shall execute, deliver, file and record such financing statements and other documents as Lessor deems necessary to protect Lessor’s interest in the Equipment and to effectuate the purposes of any Lease or Related Agreement, and Lessee authorizes, and irrevocably appoints Lessor as its agent and attorney-in-fact, with right of substitution and coupled with an interest, to (i) execute, deliver, file, and record any such item, and to take such action for Lessee and in Lessee’s name, place and stead, (ii) make minor corrections to manifest errors in factual data in any Schedule and any addenda, attachments, exhibits and riders thereto, and (iii) after the occurrence of an Event of Default, enforce claims relating to the Equipment against insurers, Vendors or other persons, and to make, adjust, compromise, settle and receive payment under such claims; but without any obligation to do so.

(b) The first time Lessee requests a financial accommodation from Lessor, the Lessor may ask for Lessee’s (or any Guarantor’s) legal name, address, tax ID number and other identifying information. Lessee shall promptly provide copies of business licenses or other documents evidencing the existence and good standing of Lessee or any Guarantor requested by Lessor.

(c) Time is of the essence in the payment and performance of all of Lessee’s Obligations under any Lease or Related Agreement. This Agreement, and each Lease or Related Agreement may be executed in one or more counterparts, each of which shall constitute one and the same agreement. All demands, notices, requests, consents, waivers and other communications concerning this Agreement

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and any Lease or Related Agreement shall be in writing and shall be deemed to have been duly given when received, personally delivered or three business days after being deposited in the mail, first class postage prepaid, or the business day after delivery to an express carrier, charges prepaid, addressed to each party at the address provided herein, or at such other address as may hereafter be furnished in writing by such party to the other.

(d) Any provisions of this Agreement or any Lease or Related Agreement which are unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions thereof, and any such unenforceability shall not render unenforceable such provisions in any other jurisdiction.

(e) THIS AGREEMENT AND ANY LEASE OR RELATED AGREEMENT, AND THE LEGAL RELATIONS OF THE PARTIES THERETO, SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO, WITHOUT REGARD TO CHOICE OF LAW PRINCIPLES; THE PARTIES CONSENT AND SUBMIT TO THE JURISDICTION OF THE COURTS OF THE PROVINCE OF ONTARIO AND ALL COURTS COMPETENT TO HEAR APPEALS THEREFROM FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING THEREFROM, AND EXPRESSLY WAIVE ANY OBJECTIONS THAT IT MAY HAVE TO THE VENUE OF SUCH COURTS. THE PARTIES EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT THERETO. IN NO EVENT SHALL THE PARTIES HERETO HAVE ANY LIABILITY TO EACH OTHER FOR INCIDENTAL, GENERAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

(f) EACH LEASE, TOGETHER WITH THIS AGREEMENT AND ANY RELATED AGREEMENTS, (i) CONSTITUTES THE FINAL AND ENTIRE AGREEMENT BETWEEN THE PARTIES SUPERSEDING ALL CONFLICTING TERMS OR PROVISIONS OF ANY PRIOR PROPOSALS, APPROVAL LETTERS, TERM SHEETS OR OTHER AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES, (ii) MAY NOT BE CONTRADICTED BY EVIDENCE OF (y) ANY PRIOR WRITTEN OR ORAL AGREEMENTS OR UNDERSTANDINGS, OR (z) ANY CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES; and (iii) MAY NOT BE AMENDED, NOR MAY ANY RIGHTS THEREUNDER BE WAIVED, EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTY CHARGED WITH SUCH AMENDMENT OR WAIVER.

17. Provincial. (a) Québec. Notwithstanding anything in this Lease to the contrary the contract evidenced thereby shall be a contract of leasing as contemplated by Article 1842 of the CCQ and Lessee declares and represents that it chose the Equipment leased hereunder which will be used for the purpose of its enterprise; (b) Saskatchewan. Lessee, if a corporation, hereby agrees that the Limitation of Civil Rights Act, as amended from time to time, shall have not application to the rights, powers or remedies of Lessor hereunder, and hereby waives any rights Lessee may have thereunder.

18. This document and all related documents have been written in the English language at the express request of the parties. Le présent document ainsi que tous documents rattachant ont été rédigés en langue anglaise à la demande expresse des parties.

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In Witness Whereof, Lessor and Lessee have executed this Agreement as of the date first above written.

BAL Global Finance Canada Corporation (Lessor)		BIRKS & MAYORS INC. (Lessee)

By:	/s/ David R. Cournoyer	By:	/s/ Marco Pasteris and Michael Rabinovitch
Print Name:	David R. Cournoyer	Print Name:	Marco Pasteris and Michael Rabinovitch
Title:	Senior Vice-President	Title:	Group VP Finance & Treasurer and Senior VP & CFO
Org. ID # (if any)
Chief Executive Office:

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EXHIBIT 10.2

Banc of America Leasing & Capital, LLC	Master Lease Agreement Number: 17650-90000

This Master Lease Agreement, dated as of August 10, 2007 (this “Agreement”), is by and between Banc of America Leasing & Capital, LLC, a Delaware limited liability company having an office at One Financial Plaza, Providence, RI 02903 (together with its successors and assigns, “Lessor”), and Mayor’s Jewelers, Inc. as “Lessee”, a corporation existing under the laws of the state of Delaware, and having its chief executive office and any organizational identification number as specified with its execution of this Agreement below. Certain defined terms used herein are identified in bold face and quotation marks throughout this Agreement and in Section 15 below. This Agreement sets forth the terms and conditions for the lease of Equipment between Lessor and Lessee pursuant to one or more “Schedules” incorporating by reference the terms of this Agreement, together with all exhibits, addenda, schedules, certificates, riders and other documents and instruments executed and delivered in connection with such Schedule (as amended from time to time, a “Lease”). Each Lease constitutes a separate, distinct and independent lease of Equipment and contractual obligation of Lessee. This Agreement is not an agreement or commitment by Lessor or Lessee to enter into any future Leases or other agreements, or for Lessor to provide any financial accommodations to Lessee. Lessor shall not be obligated under any circumstances to advance any progress payments or other funds for any Equipment or to enter into any Lease if there shall have occurred a material adverse change in the operations, business, properties or condition, financial or otherwise, of Lessee or any Guarantor. This Agreement and each Lease shall become effective only upon Lessor’s acceptance and execution thereof at its corporate offices set forth above.

1. Lease; Term; Non-Interference. Lessor and Lessee agree to lease Equipment described in Schedules entered into from time to time, together with all other documentation from Lessee required by Lessor with respect to such Lease. Upon receipt of any item or group of Equipment intended for Lease hereunder, Lessee shall execute a Schedule, with all information fully completed and irrevocably accepting such Equipment for Lease, and deliver such Schedule to Lessor for its review and acceptance. Provided no Event of Default has occurred, Lessee shall be entitled to use and possess the Equipment during the original Lease Term provided in the Schedule (together with any extensions or renewals thereof in accordance with terms of the Lease, the “Lease Term”) free from interference by any person claiming by, through or under Lessor.

2. Rent. “Rent” shall be payable to Lessor during the Lease Term in the amounts and at the times provided in the Schedule. If any Rent or other amount payable hereunder is not paid within 10 days of its due date, Lessee shall pay the Lessor interest on the unpaid rental from its due date until the date of payment at an interest rate equal to the Default Rate. All Rent and other amounts payable under a Lease shall be made in immediately available funds at Lessor’s address above or such other place as Lessor shall specify in writing. Unless otherwise provided herein, payments received under any Lease will be applied to all interest, fees and amounts owing thereunder (other than Rent), and then to Rent payable thereunder.

3. Net Lease; Disclaimer Of Warranties. Each Lease is a net lease and a “finance lease” under Article 2A of the UCC, and Lessee waives all rights and remedies Lessee may have under sections 2A-508 – 2A-522 thereof, including any right to cancel or repudiate any Lease or to reject or revoke acceptance of any Equipment. Upon the “Acceptance Date” provided in the Schedule for each Lease, Lessee’s Obligations thereunder (i) shall be non-cancelable, absolute and unconditional under all circumstances for the entire Lease Term, (ii) shall be unaffected by the loss or destruction of any Equipment, and (iii) shall not be subject to any abatement, deferment, reduction, set-off, counterclaim, recoupment or defense for any reason whatsoever. LESSOR IS NOT A VENDOR OR AGENT OF THE EQUIPMENT VENDOR, AND HAS NOT ENGAGED IN THE SALE OR DISTRIBUTION OF ANY EQUIPMENT. LESSOR MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES AS TO TITLE, MERCHANTABILITY, PERFORMANCE, CONDITION, EXISTENCE, FITNESS OR SUITABILITY FOR LESSEE’S PURPOSES OF ANY EQUIPMENT, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENTS, THE CONFORMITY OF THE EQUIPMENT TO THE DESCRIPTION THEREOF IN ANY LEASE, OR ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO THE EQUIPMENT. If Equipment is not delivered or properly installed, does not operate as warranted, becomes obsolete, or is unsatisfactory for any reason, Lessee shall make all claims on account thereof solely against Vendor and not against Lessor. Lessee is solely responsible for the selection, shipment, delivery and installation of the Equipment and its Vendors, expressly disclaims any reliance upon any statements or representations made by Lessor in connection therewith, and has received and approved the terms of any purchase orders, warranties, licenses or agreements with respect to the Equipment. During the Lease Term, Lessee shall be entitled, on a non-exclusive basis, to enforce any applicable Vendor warranties, to the extent permitted thereby and by applicable law. Lessor assigns such warranties to Lessee, to the extent permitted thereby, and agrees to cooperate with Lessee, at Lessee’s sole cost and expense, in making any reasonable claim against such Vendor arising from any defect in the Equipment.

4. Use; Maintenance; Location; Inspection. Lessee shall: (i) use, operate, protect and maintain the Equipment (a) in good operating order, repair, condition and appearance, in the same condition as when received, ordinary wear and tear excepted, (b) consistent with prudent industry practice (but in no event less than the extent to which Lessee maintains other similar equipment in the prudent management of its assets and properties), and (c) in compliance with all applicable insurance policies, laws, ordinances, rules, regulations and manufacturer’s recommended maintenance and repair procedures, and (ii) maintain comprehensive books and records regarding the use, operation, maintenance and repair of the Equipment. The Equipment shall be used only within the 48 contiguous United States, solely for business purposes (and not for any consumer, personal, home, or family purpose), and shall not be abandoned or used for any unlawful purpose. Lessee shall not discontinue use of any Equipment except for normal maintenance nor, through modifications, alterations or otherwise, impair the current or residual value, useful life, utility or originally intended function of any Equipment without Lessor’s prior consent. Any replacement or substitution of parts, improvements, upgrades, or additions to the Equipment during the Lease Term shall be the property of Lessor and subject to the Lease, except that if no Event of Default exists, Lessee may at its expense remove improvements or additions provided by Lessee that can be readily removed without impairing the value, function or remaining useful life of the Equipment. If requested by Lessor, Lessee shall cause Equipment to be

Master Lease Agreement - 4.1.06	1

plainly marked to disclose Lessor’s ownership, as specified by Lessor. Lessee shall not change the location or, in the case of over-the-road vehicles, the base of any Equipment specified in its Schedule without Lessor’s prior written consent. Lessor shall have the right to enter any premises where Equipment is located and inspect it (together with related books and records) at any reasonable time.

5. Loss and Damage. Lessee assumes all risk of (and shall promptly notify Lessor in writing of any occurrence of) any damage to or loss, theft, confiscation or destruction of any Equipment from any cause whatsoever (a “Casualty”) from the date shipped or otherwise made available to Lessee and continuing until it is returned to and accepted by Lessor in the condition required by the Lease, including Section 8 of this Agreement. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is reparable, Lessee shall at its expense promptly place the same in good repair, condition or working order. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is beyond repair or materially impairs its residual value (a “Total Loss”), Lessee shall at Lessor’s option either (a) promptly replace such Equipment with a similar item reasonably acceptable to Lessor having an equivalent value, utility and remaining useful life of such Equipment, whereupon such replacement items shall constitute Equipment for all purposes the Lease, or (b) on the Rent payment date following such Casualty (or, if none, within 30 days) pay Lessor the Stipulated Loss Value for such Equipment, together with all Rent scheduled for payment on such date, and all accrued interest, late charges and other amounts then due and owing under the Lease. Upon such payment following a Total Loss, the Lease with respect to the Equipment suffering a Total Loss shall terminate, and Lessor shall transfer to Lessee all of its right, title and interest in such Equipment, free from all liens and encumbrances created by Lessor, but otherwise on an “AS-IS, WHERE-IS,” quitclaim basis. If less than all Equipment under a Schedule suffers a Total Loss, (i) the Stipulated Loss Value with respect to any such item of Equipment shall be calculated by reference to the allocable portion of “Lessor’s Cost” provided in the applicable Schedule, Rent or other amount related to such item, as reasonably determined by Lessor, and (ii) the remaining Rent under the Schedule shall be proportionately reduced as reasonably calculated by Lessor upon Lessor’s receipt of the payments described above.

6. Insurance. Lessee, at its own expense, shall keep each item of Equipment insured against all risks for its replacement value, and in no event less than its Stipulated Loss Value, and shall maintain public liability and, with respect to Equipment that is over-the-road vehicles, automotive liability insurance against such risks and for such amounts as Lessor may require, acting reasonably. All such insurance shall (a) be with companies rated “A-” or better by A.M. Best Company, in such form as Lessor shall approve, (b) specify Lessor and Lessee as insureds and provide that it may not be canceled without at least 30 days’ prior written notice to Lessor (10 days’ in the case of nonpayment of premium), (c) be primary, without right of contribution from any other insurance carried by Lessor and contain a waiver of subrogation provision and shall apply such that insurance as to the interest of any named additional insured or loss payee other than Lessee shall not be invalidated by any actions, inactions, breach of warranty or conditions or negligence of Lessee or any person other than Lessor with respect to such policy or policies, (d) provide that all amounts payable by reason of loss or damage to Equipment shall be payable solely to Lessor, unless Lessor otherwise agrees, and (e) contain such other endorsements as Lessor may reasonably require. Lessee shall provide Lessor with evidence satisfactory to Lessor of the required insurance upon the execution of any Schedule and promptly upon any renewal of any required policy.

7. Indemnities; Taxes. Lessee’s indemnity and reimbursement obligations set forth below shall survive the cancellation, termination or expiration of any Lease or this Agreement.

(a) General Indemnity. Lessee shall indemnify, on an after-tax basis, defend and hold harmless Lessor and its respective officers, directors, employees, agents and Affiliates (“Indemnified Persons”) against all claims, liabilities, losses and expenses whatsoever (except those determined by final decision of a court of competent jurisdiction to have been directly and primarily caused by the Indemnified Person’s negligence or willful misconduct), including court costs and reasonable attorneys’ fees and expenses (together, “Attorneys’ Fees”), in any way relating to or arising out of the Equipment or any Lease at any time, or the ordering, acquisition, rejection, installation, possession, maintenance, use, ownership, condition, destruction or return of the Equipment, including any claims based in negligence, strict liability in tort, environmental liability or infringement.

(b) General Tax Indemnity. Lessee shall pay or reimburse Lessor, and indemnify, defend and hold Lessor harmless from, on an after-tax basis, all taxes, assessments, fees and other governmental charges paid or required to be paid by Lessor or Lessee in any way arising out of or related to the Equipment or any Lease before or during the Lease Term or after the Lease Term following an Event of Default, including foreign, Federal, state, county and municipal fees, taxes and assessments, and property, value-added, sales, use, gross receipts, excise, stamp and documentary taxes, and all related penalties, fines, additions to tax and interest charges (“Impositions”), excluding only Federal and state taxes based on Lessor’s net income unless such taxes are in lieu of any Imposition Lessee would otherwise be required to pay hereunder. Lessee shall timely pay any Imposition for which Lessee is primarily responsible under law and any other Imposition not payable or not paid by Lessor, but Lessee shall have no obligation to pay any Imposition being contested in good faith and by appropriate legal proceedings, the nonpayment of which does not, in the opinion of Lessor, acting reasonably, result in a material risk of adverse effect on the title, property, use, disposition or other rights of Lessor with respect to the Equipment. Upon Lessor’s request, Lessee shall furnish proof of its payment of any Imposition.

(c) Income Tax Indemnity. Lessor shall be treated for federal and state income tax purposes as the owner of the Equipment and shall be entitled to take into account certain Tax Benefits in computing its income tax liabilities in connection with any Lease. If Lessor suffers a Tax Loss by reason of any act or failure to act by Lessee, or Lessee’s breach of any representation, warranty or agreement in any Lease then, upon Lessor’s demand and at Lessor’s option, either: (i) all further Rent under the Lease, if any, shall be increased by an amount, or (ii) Lessee shall pay Lessor a lump sum amount, which in either case shall maintain the net economic after-tax yield, cash-flow and rate of return Lessor originally anticipated, based on Lessor’s federal and state corporate income tax rate in effect on the Acceptance Date of the applicable Schedule and other assumptions originally used by Lessor in evaluating the transaction and setting the Rent therefor and other terms thereof. Lessee shall also pay Lessor on demand all interest, costs (including Attorneys’ Fees), penalties and additions to tax associated with the Tax Loss. Lessor shall have no obligation to contest any Tax Loss. All references to “Lessor” in this Section 7(c) shall include (A) Lessor’s successors and Assignees, and (B) each member of the affiliated group of corporations, as defined in Section 1504(a) of the Code, of which Lessor or such successor or Assignee is at any time a member. As used herein: “Tax Benefits” means all items of income, deduction (including depreciation consistent with Lessee’s representation in the applicable Schedule), credit, gain or loss relating to ownership of the Equipment as are provided to owners of similar equipment under the Code and applicable state tax laws in effect on the Acceptance Date of such Schedule; and “Tax Loss” means and will be deemed to be suffered if Lessor loses, is delayed in claiming, is required to recapture, is not allowed or may not claim all or any portion of any Tax Benefits, provided, however, that Lessee shall be under no obligation to make any payments with respect to a Tax Loss to the extent that it (1) is caused by Lessor’s failure to have sufficient taxable income to benefit from any Tax Benefits, or (2) results from any disposition of Equipment by Lessor other than a disposition of Equipment following an Event of Default.

Master Lease Agreement - 4.1.06	2

8. Return. Subject to any purchase options or obligations, upon any cancellation, termination or expiration of any Lease (after the occurrence of an Event of Default or otherwise), Lessee shall, at its expense, cause the Equipment to be prepared and adequately protected for shipment by an authorized manufacturer’s representative or other qualified person and either surrender it to Lessor in place or, if instructed by Lessor, ship the Equipment to Lessor, freight and insurance pre-paid, to a place designated by Lessor within 1,000 miles of the location of the Equipment, in the condition required under Section 4 hereof and under the applicable Schedule, able to be put into immediate service and to perform at manufacturer’s rated levels (if any), together with all related manuals, documents and records, and, if applicable, reassembled by an authorized manufacturer’s representative or other qualified person and immediately qualified for the manufacturer’s (or its authorized servicing representative’s) then available service contract or warranty. If requested by Lessor, Lessee shall, at its expense: (i) cause the Equipment to qualify for all applicable licenses or permits necessary for its operation and for its intended purpose, and to comply with all specifications and requirements of applicable federal, state and local laws, regulations and ordinances; (ii) provide safe, suitable storage, reasonably acceptable to Lessor, for the Equipment for a period not to exceed 90 days from the date of return; and (iii) cooperate with Lessor in attempting to remarket the Equipment by displaying and demonstrating to prospective parties, and allowing Lessor to conduct a private sale on Lessee’s premises. If Lessee does not surrender or return any item of Equipment to Lessor on the date or in the condition required under a Lease, in addition to all other available rights and remedies, at Lessor’s election, such Equipment shall continue to be subject to all the terms and conditions of the Lease, with Rent and other charges continuing to accrue and be payable under the Lease with respect to such Equipment until it is so surrendered or returned to Lessor, except that Rent shall accrue at 110% of the last Rent allocable to such item of Equipment (as reasonably calculated by Lessor) during the Lease Term, payable on demand.

9. Lessee Representations and Agreements. Lessee represents, warrants and agrees that: (a) Lessee has had for the previous 5 years (except as previously disclosed to Lessor in writing) the legal name and form of business organization in the state described above; (b) Lessee’s chief executive office and notice address, taxpayer identification number and any organizational identification number is as described with its execution of this Agreement below; (c) Lessee shall notify Lessor in writing of any change to its legal name, state of organization, chief executive office location or organizational identification number; (d) Lessee is duly organized and existing in good standing under the laws of the jurisdiction described above and all other jurisdictions where legally required in order to carry on its business, shall maintain its good standing in all such jurisdictions, and shall conduct its businesses and manage its properties in compliance with all applicable laws, rules or regulations binding on Lessee; (e) the execution, delivery and performance of this Agreement, each Lease and Related Agreement to which it is a party has been duly authorized by Lessee, each of which are and will be binding on and enforceable against Lessee in accordance with their terms, and do not and will not contravene any other instrument or agreement binding on Lessee; and (f) there is no pending litigation, tax or environmental claim, proceeding, dispute or regulatory or enforcement action (and Lessee shall promptly notify Lessor of any of the same that may hereafter arise) that may adversely affect any Equipment or Lessee’s financial condition or impair its ability to perform its Obligations.

10. Title; Property; Additional Security. (a) Title; Personal Property. Each Lease is and is intended to be a lease of personal property for all purposes. Lessee does not acquire any right, title or interest in or to any Equipment, except the right to use and possess the same under the terms of the applicable Lease. Except as specifically provided in the applicable Schedule, Lessee has no right or option to extend the Lease Term of a Lease or purchase any Equipment. Lessee assigns all of its rights (but none of its obligations) to Lessor under any purchase orders, invoices or other contracts of sale with respect to the Equipment, and conveys whatever right, title and interest it may now or hereafter have in any Equipment to Lessor. Lessor shall be the sole owner of Equipment free and clear of all liens or encumbrances, other than Lessee’s rights under the Lease. Lessee will not create or permit to exist any lien, security interest, charge or encumbrance on any Equipment except those created by Lessor. The Equipment shall remain personal property at all times, notwithstanding the manner in which it may be affixed to realty. Lessee shall obtain and record such instruments and take such steps as may be necessary to (i) prevent any creditor, landlord, mortgagee or other entity (other than Lessor) from having any lien, charge, security interest or encumbrance on any Equipment, and (ii) ensure Lessor’s right of access to and removal of Equipment in accordance with the Lease.

(b) Additional Security. To secure the punctual payment and performance of Lessee’s Obligations under each Lease and, as a separate grant of security, to secure the payment and performance of all other Obligations owing to Lessor, Lessee grants to Lessor a continuing security interest in the Collateral, provided, however, that if there then exists no Event of Default, Lessor’s security interest in Collateral subject to a Lease shall terminate upon the payment and performance of all Obligations of Lessee under the applicable Lease. Notwithstanding the grant of a security interest in any Collateral, Lessee shall have no right to sell, lease, rent, dispose or surrender possession, use or operation of any Equipment to any third parties without the prior written consent of Lessor. The foregoing grant of a security interest shall not of itself be a factor in determining whether any Lease creates a lease or security interest in the Equipment under applicable provisions of the UCC.

11. Default. Each of the following (a “Default”) shall, with the giving of any notice or passage of any time period specified, constitute an “Event of Default” hereunder and under all Leases: (1) Lessee fails to pay any Rent or other amount owing under any Lease within 3 business days after Lessee’s receipt of written notice of such non-payment; (2) Lessee fails to maintain insurance as required herein, or sells, leases, subleases, assigns, conveys, or suffers to exist any lien, charge, security interest or encumbrance on, any Equipment without Lessor’s prior consent, or any Equipment is subjected to levy, seizure or attachment; (3) Lessee fails to perform or comply with any other covenant or obligation under any Lease or Related Agreement and, if curable, such failure continues for 30 days after written notice thereof by Lessor to Lessee; (4) any representation, warranty or other written statement made to Lessor by Lessee in connection with this Agreement, any Lease, Related Agreement or other Obligation, or by any Guarantor pursuant to any Guaranty (including financial statements) proves to have been incorrect in any material respect when made; (5) Lessee (w) enters into any merger or consolidation with, or sells or transfers all or any substantial portion of its assets to any entity, (x) dies (if a natural person), dissolves, liquidates or ceases or suspends the conduct of business, or ceases to maintain its existence, (y) if Lessee is a privately held entity, enters into or suffers any transaction or series of transactions as a result of which Lessee is directly or indirectly controlled by persons or entities not directly or indirectly controlling Lessee as of the date hereof, or (z) if Lessee is a publicly held entity, there shall be a change in the ownership of Lessee’s stock or other equivalent ownership interest such that Lessee is no longer subject to the reporting requirements of, or no longer has a class of equity securities registered under, the Securities Act of 1933 or the Securities Exchange Act of 1934; (6) Lessee undertakes any general assignment for the benefit of creditors or commences any voluntary case or proceeding for relief under the federal bankruptcy code, or any other law for the relief of debtors, or takes any action to authorize or implement any of the foregoing; (7) the filing of any petition or application against Lessee under any law for the relief of debtors, including proceedings under the federal bankruptcy code, or for the subjection of property of Lessee to the control of any court, receiver or agency for the benefit of creditors if such petition or application is consented to by Lessee or is otherwise not dismissed within 60 days from the date of filing; (8) an “Event of Default” (as defined therein) occurs under that certain Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors

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Inc., Mayor’s Jewelers, Inc., Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of January 13, 2006, as the same may be amended from time to time; (9) Lessee, any Guarantor or Henry Birks & Sons U.S., Inc. shall fail to pay at maturity, or within any applicable period of grace, any obligation for borrowed money or credit received in excess of $1,000,000 in respect of any leases whereby the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP (“Capital Leases”), or $500,000 in respect of any lease of goods or other property, whether real or personal, which is treated as an operating lease under GAAP and as a loan or financing for income tax purposes (“Operating Leases”), or fail to observe or perform any material term, covenant or agreement contained in any agreement by which it is bound, evidencing or securing borrowed money or credit received in respect of any Capital Leases or Operating Leases, for such period of time as would permit (assuming the giving of appropriate notice if required) the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof, or any such holder or holders shall rescind or shall have a right to rescind the purchase of any such obligations, in either case, except to the extent that any such failure to pay, observe or perform is being diligently contested in good faith by any appropriate proceedings; (10) any attempted repudiation, breach or default of any Guaranty; or (11) the occurrence of any event described in clauses (4) through (9) above with reference to any Guarantor. Lessee shall promptly notify Lessor in writing of any Default or Event of Default.

12. Remedies. (a) Upon the occurrence of an Event of Default, Lessor may, in its discretion, exercise any one or more of the following remedies with respect to any or all Leases or Equipment: (1) cause Lessee to promptly discontinue use of or disable any Equipment, or to assemble and return any Equipment or other Collateral in accordance with the terms of the applicable Lease; (2) remedy such Event of Default or proceed by court action, either at law or in equity, to enforce performance of the applicable provisions of any Lease; (3) with or without court order, enter upon the premises where Equipment is located and repossess and remove the same, all without liability for damage to such premises or by reason such entry or repossession, except for Lessor’s gross negligence or willful misconduct; (4) dispose of any Equipment in a public or private transaction, or hold, use, operate or keep idle the Equipment, free and clear of any rights or interests of Lessee therein; (5) recover direct damages other than indirect, incidental or consequential damages for the breach of any Lease, including the payment of all Rent and other amounts payable thereunder (discounted at the Discount Rate with respect to any accelerated future amounts), and all actual costs and expenses incurred by Lessor in exercising its remedies or enforcing its rights thereunder (including all Attorneys’ Fees); (6) by written notice to Lessee, cancel any Lease and, as liquidated damages for the loss of Lessor’s bargain and not as a penalty, declare immediately due and payable an amount equal to the Stipulated Loss Value applicable to such Leases which Lessee acknowledges to be reasonable liquidated damages in light of the anticipated harm to Lessor that might be caused by an Event of Default and the facts and circumstances existing as of the Acceptance Date of each Lease; (7) without notice to Lessee, apply or set-off against any Obligations all security deposits, advance payments, proceeds of letters of credit, certificates of deposit (whether or not matured), securities or other additional collateral held by Lessor or otherwise credited by or due from Lessor to Lessee; or (8) pursue all other remedies provided under the UCC or other applicable law. Upon the commencement of any voluntary case under the federal bankruptcy code concerning the Lessee, the remedy provided in clause (6) above shall be automatically exercised without the requirement of prior written notice to Lessee or of any other act or declaration by Lessor, and the liquidated damages described therein shall be immediately due and payable. Lessee shall pay interest equal to the lesser of (a) 12% per annum, or (b) the highest rate permitted by applicable law (“Default Rate”) on (i) any amount other than Rent owing under any Lease and not paid when due, (ii) Rent not paid within 30 days of its due date, and (iii) any amount required to be paid upon cancellation of any Lease under this Section 12. Any payments received by Lessor after an Event of Default, including proceeds of any disposition of Equipment, shall be applied in the following order: (A) to all of Lessor’s reasonable costs (including Attorneys’ Fees), charges and expenses incurred in taking, removing, holding, repairing and selling or leasing the Equipment or other Collateral or enforcing the provisions hereof; (B) to the extent not previously paid by Lessee, to pay Lessor for any damages then remaining unpaid hereunder; (C) to reimburse Lessee for any sums previously paid by Lessee as damages hereunder; and (D) the balance, if any, shall be retained by Lessor.

(b) No remedy referred to in this Section 12 shall be exclusive, each shall be cumulative (but not duplicative of recovery of any Obligation) and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity, and all such remedies shall survive the cancellation of any Lease. Lessor’s exercise or partial exercise of, or failure to exercise, any remedy shall not restrict Lessor from further exercise of that remedy or any other available remedy. No extension of time for payment or performance of any Obligation shall operate to release, discharge, modify, change or affect the original liability of Lessee for any Obligations, either in whole or in part. Lessor may proceed against any Collateral or Guarantor, or may proceed contemporaneously or in the first instance against Lessee, in such order and at such times following an Event of Default as Lessor determines in its sole discretion. In any action to repossess any Equipment or other Collateral, Lessee waives any bonds and any surety or security required by any applicable laws as an incident to such repossession. Notices of Lessor’s intention to accelerate, acceleration, nonpayment, presentment, protest, dishonor, or any other notice whatsoever (other than notices of Default specifically required of Lessor pursuant to Section 11 above) are waived by Lessee and any Guarantor. Any notice given by Lessor of any disposition of Collateral or other intended action of Lessor which is given in accordance with this Agreement at least 5 business days prior to such action, shall constitute fair and reasonable notice of such action.

13. Assignment. Lessor and any Assignee may assign or transfer any of Lessor’s interests in any Lease or Equipment with notice to Lessee, subject, however, to the rights of Lessee to use and possess the Equipment under such Lease for so long as no Event of Default has occurred and is continuing. Lessee agrees that: (i) the rights of any Assignee shall not be affected by any breach or default of Lessor or any prior Assignee, and Lessee shall not assert any defense, rights of set-off or counterclaim against any Assignee, nor hold or attempt to hold such Assignee liable for any such breach or default; (ii) no Assignee shall be required to assume any obligations of Lessor under any Lease, provided that Lessor shall remain liable thereunder, except the obligation of non-interference in Section 1 above, (iii) any Assignee expressly assuming the obligations of Lessor shall thereupon be responsible for Lessor’s duties under the applicable Lease accruing after assignment and Lessor shall be released from such duties, and (iv) Lessee shall execute and deliver upon request such additional documents, instruments and assurances as Lessor deems necessary in order to (y) acknowledge and confirm all of the terms and conditions of any Lease and Lessor’s or such Assignee’s rights with respect thereto, and Lessee’s compliance with all of the terms and provisions thereof, and (z) preserve, protect and perfect Lessor’s or Assignee’s right, title or interest hereunder and in any Equipment, including, without limitation, such UCC financing statements or amendments, control agreements, corporate or member resolutions, votes, notices of assignment of interests, and confirmations of Lessee’s obligations and representations and warranties with respect thereto as of the dates requested. Lessor may disclose to any potential Assignee any information regarding Lessee, any Guarantor and their Affiliates. Lessee shall not assign, pledge, hypothecate or in any way dispose of any of its rights or obligations under any Lease, or enter into any sublease of any Equipment, without Lessor’s prior written consent, which consent shall not be unreasonably withheld or delayed. Any purported assignment, pledge, hypothecation, disposal or sublease by Lessee made without Lessor’s prior written consent shall be null and void.

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14. Financial and Other Data. (a) During any Lease Term, Lessee shall (i) maintain books and records in accordance with generally accepted accounting principles consistently applied (“GAAP”) and prudent business practice; (ii) promptly provide Lessor, within 120 days after the close of each fiscal year, and, upon Lessor’s request, within 45 days of the end of each quarter of Lessee’s and any Guarantor’s fiscal year, a copy of financial statements for Lessee and each Guarantor requested by Lessor, in each case prepared in accordance with GAAP and (in the case of annual statements) audited by independent certified public accountants and (in the case of quarterly statements) certified by the chief financial officer of Lessee or Guarantor, as applicable; provided, however, that for so long as Lessee or any such Guarantor is legally and timely filing annual and quarterly financial reports on Forms 10-K and 10-Q or 6-K and 20-F with the Securities and Exchange Commission which are readily available to the public, the filing of such reports shall satisfy the foregoing financial statement reporting requirements for such entity; and (iii) furnish Lessor all other financial information and reports and such other information as Lessor may reasonably request concerning Lessee, any Guarantor and their respective affairs, or the Equipment or its condition, location, use or operation.

(b) Lessee represents and warrants that all information and financial statements at any time furnished by or on behalf of Lessee or any Guarantor are accurate in all material respects and reasonably reflect as of their respective dates, results of operations and the financial condition of Lessee, such Guarantor or other entity they purport to cover. Credit and other publicly available information regarding Lessee, any Guarantor or their Affiliates, any Lease or Equipment may be disclosed by Lessor to its Affiliates, agents and potential Assignees, subject to any agreement that may purport to limit or prohibit such disclosure.

15. Definitions

As used herein, the following terms shall have the meanings assigned or referred to them below:

“Affiliate” means any entity controlling, controlled by or under common control with the referent entity; “control” includes (i) the ownership of 25% or more of the voting stock or other ownership interest of any entity and (ii) the status of a general partner of a partnership or managing member of a limited liability company.

“Assignee” means any assignee or transferee of all or any of Lessor’s right, title and interest in any Lease or any Equipment.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means and includes all of Lessee’s right, title and interest in and to all Equipment, together with: (i) all parts, attachments, accessories and accessions to, substitutions and replacements for, each item of Equipment; (ii) all accounts, chattel paper, and general intangibles arising from or related to any sale, lease, rental or other disposition of any Equipment to third parties, or otherwise resulting from the possession, use or operation of any Equipment by third parties, including instruments, investment property, deposit accounts, letter of credit rights, and supporting obligations arising thereunder or in connection therewith; (iii) all insurance, warranty and other claims against third parties with respect to any Equipment; (iv) all software and other intellectual property rights used in connection therewith; (v) proceeds of all of the foregoing, including insurance proceeds and any proceeds in the form of goods, accounts, chattel paper, documents, instruments, general intangibles, investment property, deposit accounts, letter of credit rights and supporting obligations; and (vi) all books and records regarding the foregoing, in each case, now existing or hereafter arising.

“Discount Rate” means the 1-year Treasury Constant Maturity rate as published in the Selected Interest Rates table of the Federal Reserve statistical release H.15(519) for the week ending immediately prior to the original Acceptance Date of a Lease (or if such rate is no longer determined or published, a successor or alternate rate reasonably selected by Lessor).

“Equipment” means the items, units and groups of personal property, licensed materials and fixtures described in each Schedule, together with all replacements, parts, additions, accessories and substitutions therefor; and “item of Equipment” means a “commercial unit” as defined and described in Article 2A of the UCC, and includes each functionally integrated and separately marketable group or unit of Equipment.

“Guarantor” means any guarantor, surety, endorser, general partner or co-lessee of Lessee, or other party liable in any capacity, or providing additional collateral security for, the payment or performance of any Obligations of Lessee.

“Guaranty” means any guaranty, surety instrument, security, indemnity, “keep-well” agreement or other instrument or arrangement from or with any Guarantor.

“Obligations” means and includes all obligations of Lessee owing to Lessor under this Agreement, any Lease or Related Agreement, or of any Guarantor owing to Lessor under any Guaranty, together with all other obligations, indebtedness and liabilities of Lessee to Lessor under any other financings, leases, loans, notes, progress payment agreements, guaranties or other agreements, of every kind and description, now existing or hereafter arising, direct or indirect, joint or several, absolute or contingent, whether for payment or performance, regardless of how the same may arise or by what instrument, agreement or book account they may be evidenced, including without limitation, any such obligations, indebtedness and liabilities of Lessee to others which may be obtained by Lessor through purchase, negotiation, discount, transfer, assignment or otherwise.

“Related Agreement” means and includes any Guaranty and any approval letter or progress payment, assignment, security or other agreement or addendum related to this Agreement, any Lease or any Collateral to which Lessee or any Guarantor is a party.

“Stipulated Loss Value” means, as of any particular date, the product obtained by multiplying the “Lessor’s Cost” specified in the Schedule by the percentage set forth in the “Schedule of Stipulated Loss Values” attached to the Schedule, specified opposite the Rent installment number (or date) becoming due immediately after the Casualty, Event of Default or other event requiring the calculation of Stipulated Loss Value. If there is no Schedule of Stipulated Loss Values attached to a Schedule, or if the Schedule of Stipulated Loss Values does not otherwise cover a Rent installment number (or date), Stipulated Loss Value on any Rent payment date shall equal the net present value of: (a) all unpaid Rent for the remainder of the Lease Term, plus (b) the amount of any purchase obligation, fixed price purchase option, or TRAC amount payment or, if there is no such obligation, option or payment, then the fair market value of the Equipment as of the end of the Lease Term, as estimated by Lessor in its sole discretion acting reasonably, all discounted to present value at the Discount Rate.

“UCC” means the Uniform Commercial Code in effect in the state specified in Section 16(f) of this Agreement.

“Vendor” means the manufacturer, distributor, supplier or other seller (whether or not a merchant or dealer) of the Equipment and any sales representative or agent thereof.

16. Miscellaneous. (a) At Lessor’s request, Lessee shall execute, deliver, file and record such financing statements and other documents as Lessor deems necessary to protect Lessor’s interest in the Equipment and to effectuate the purposes of any Lease or Related Agreement, and Lessee authorizes, and irrevocably appoints Lessor as its agent and attorney-in-fact, with right of substitution and coupled with an interest, to (i) execute, deliver, file, and record any such item, and to take such action for Lessee and in

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Lessee’s name, place and stead, (ii) make minor corrections to manifest errors in factual data in any Schedule and any addenda, attachments, exhibits and riders thereto, and (iii) after the occurrence of an Event of Default, enforce claims relating to the Equipment against insurers, Vendors or other persons, and to make, adjust, compromise, settle and receive payment under such claims; but without any obligation to do so.

(b) Federal law requires all financial institutions to obtain, verify and record information that identifies each entity that obtains a loan or other financial accommodation. The first time Lessee requests a financial accommodation from Lessor, the Lessor may ask for Lessee’s (or any Guarantor’s) legal name, address, tax ID number and other identifying information. Lessee shall promptly provide copies of business licenses or other documents evidencing the existence and good standing of Lessee or any Guarantor requested by Lessor.

(c) Time is of the essence in the payment and performance of all of Lessee’s Obligations under any Lease or Related Agreement. This Agreement, and each Lease or Related Agreement may be executed in one or more counterparts, each of which shall constitute one and the same agreement. All demands, notices, requests, consents, waivers and other communications concerning this Agreement and any Lease or Related Agreement shall be in writing and shall be deemed to have been duly given when received, personally delivered or three business days after being deposited in the mail, first class postage prepaid, or the business day after delivery to an express carrier, charges prepaid, addressed to each party at the address provided herein, or at such other address as may hereafter be furnished in writing by such party to the other. Copies of any material notices, including any notices under Section 12 or Section 13 hereof, given by Lessor to Lessee hereunder shall be furnished to Guarantor as follows: Miranda Melfi, Group Vice-President, Legal Affairs, and Corporate Secretary,and Marco Pasteris, Group Vice President, Finance & Treasurer, Birks & Mayors Inc., 1240 Phillips Square, Montreal, Quebec H3B 3H4.

(d) Any provisions of this Agreement or any Lease or Related Agreement which are unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions thereof, and any such unenforceability shall not render unenforceable such provisions in any other jurisdiction. Any requirement for the execution and delivery of any document, instrument or notice may be satisfied, in Lessor’s discretion, acting reasonably, by authentication as a record within the meaning of, and to the extent permitted by, Article 9 of the UCC.

(e) THIS AGREEMENT AND ANY LEASE OR RELATED AGREEMENT, AND THE LEGAL RELATIONS OF THE PARTIES THERETO, SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CHOICE OF LAW PRINCIPLES; THE PARTIES CONSENT AND SUBMIT TO THE JURISDICTION OF THE STATE AND FEDERAL COURTS OF SUCH STATE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING THEREFROM, AND EXPRESSLY WAIVE ANY OBJECTIONS THAT IT MAY HAVE TO THE VENUE OF SUCH COURTS. THE PARTIES EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT THERETO. IN NO EVENT SHALL THE PARTIES HERETO HAVE ANY LIABILITY TO EACH OTHER FOR INCIDENTAL, GENERAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

(f) EACH LEASE, TOGETHER WITH THIS AGREEMENT AND ANY RELATED AGREEMENTS, (i) CONSTITUTES THE FINAL AND ENTIRE AGREEMENT BETWEEN THE PARTIES SUPERSEDING ALL CONFLICTING TERMS OR PROVISIONS OF ANY PRIOR PROPOSALS, APPROVAL LETTERS, TERM SHEETS OR OTHER AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES, (ii) MAY NOT BE CONTRADICTED BY EVIDENCE OF (y) ANY PRIOR WRITTEN OR ORAL AGREEMENTS OR UNDERSTANDINGS, OR (z) ANY CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES; and (iii) MAY NOT BE AMENDED, NOR MAY ANY RIGHTS THEREUNDER BE WAIVED, EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTY CHARGED WITH SUCH AMENDMENT OR WAIVER.

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In Witness Whereof, Lessor and Lessee have executed this Agreement as of the date first above written.

BANC OF AMERICA LEASING & CAPITAL, LLC (Lessor)		MAYOR’S JEWELERS, INC. (Lessee)

By:	/s/ David R. Cournoyer	By:	/s/ Marco Pasteris / Michael Rabinovitch
Print Name:	David R. Cournoyer	Print Name:	Marco Pasteris / Michael Rabinovitch
Title:	Senior Vice President	Title:	Group VP, Finance & Treasurer / Senior VP & CFO
		Taxpayer ID # :	59-229-0953
Org. ID # (if any)
Chief Executive Office:

7

EXHIBIT 10.3

Banc of America Leasing & Capital, LLC	Master Lease Agreement Number: 17649-90000

This Master Lease Agreement, dated as of August 10, 2007 (this “Agreement”), is by and between Banc of America Leasing & Capital, LLC, a Delaware limited liability company having an office at One Financial Plaza, Providence, RI 02903 (together with its successors and assigns, “Lessor”), and Henry Birks & Sons U.S., Inc. as “Lessee”, a corporation existing under the laws of the state of Delaware, and having its chief executive office and any organizational identification number as specified with its execution of this Agreement below. Certain defined terms used herein are identified in bold face and quotation marks throughout this Agreement and in Section 15 below. This Agreement sets forth the terms and conditions for the lease of Equipment between Lessor and Lessee pursuant to one or more “Schedules” incorporating by reference the terms of this Agreement, together with all exhibits, addenda, schedules, certificates, riders and other documents and instruments executed and delivered in connection with such Schedule (as amended from time to time, a “Lease”). Each Lease constitutes a separate, distinct and independent lease of Equipment and contractual obligation of Lessee. This Agreement is not an agreement or commitment by Lessor or Lessee to enter into any future Leases or other agreements, or for Lessor to provide any financial accommodations to Lessee. Lessor shall not be obligated under any circumstances to advance any progress payments or other funds for any Equipment or to enter into any Lease if there shall have occurred a material adverse change in the operations, business, properties or condition, financial or otherwise, of Lessee or any Guarantor. This Agreement and each Lease shall become effective only upon Lessor’s acceptance and execution thereof at its corporate offices set forth above.

1. Lease; Term; Non-Interference. Lessor and Lessee agree to lease Equipment described in Schedules entered into from time to time, together with all other documentation from Lessee required by Lessor with respect to such Lease. Upon receipt of any item or group of Equipment intended for Lease hereunder, Lessee shall execute a Schedule, with all information fully completed and irrevocably accepting such Equipment for Lease, and deliver such Schedule to Lessor for its review and acceptance. Provided no Event of Default has occurred, Lessee shall be entitled to use and possess the Equipment during the original Lease Term provided in the Schedule (together with any extensions or renewals thereof in accordance with terms of the Lease, the “Lease Term”) free from interference by any person claiming by, through or under Lessor.

2. Rent. “Rent” shall be payable to Lessor during the Lease Term in the amounts and at the times provided in the Schedule. If any Rent or other amount payable hereunder is not paid within 10 days of its due date, Lessee shall pay the Lessor interest on the unpaid rental from its due date until the date of payment at an interest rate equal to the Default Rate. All Rent and other amounts payable under a Lease shall be made in immediately available funds at Lessor’s address above or such other place as Lessor shall specify in writing. Unless otherwise provided herein, payments received under any Lease will be applied to all interest, fees and amounts owing thereunder (other than Rent), and then to Rent payable thereunder.

3. Net Lease; Disclaimer Of Warranties. Each Lease is a net lease and a “finance lease” under Article 2A of the UCC, and Lessee waives all rights and remedies Lessee may have under sections 2A-508 – 2A-522 thereof, including any right to cancel or repudiate any Lease or to reject or revoke acceptance of any Equipment. Upon the “Acceptance Date” provided in the Schedule for each Lease, Lessee’s Obligations thereunder (i) shall be non-cancelable, absolute and unconditional under all circumstances for the entire Lease Term, (ii) shall be unaffected by the loss or destruction of any Equipment, and (iii) shall not be subject to any abatement, deferment, reduction, set-off, counterclaim, recoupment or defense for any reason whatsoever. LESSOR IS NOT A VENDOR OR AGENT OF THE EQUIPMENT VENDOR, AND HAS NOT ENGAGED IN THE SALE OR DISTRIBUTION OF ANY EQUIPMENT. LESSOR MAKES NO EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES AS TO TITLE, MERCHANTABILITY, PERFORMANCE, CONDITION, EXISTENCE, FITNESS OR SUITABILITY FOR LESSEE’S PURPOSES OF ANY EQUIPMENT, PATENT, TRADEMARK OR COPYRIGHT INFRINGEMENTS, THE CONFORMITY OF THE EQUIPMENT TO THE DESCRIPTION THEREOF IN ANY LEASE, OR ANY OTHER REPRESENTATION OR WARRANTY OF ANY KIND WITH RESPECT TO THE EQUIPMENT. If Equipment is not delivered or properly installed, does not operate as warranted, becomes obsolete, or is unsatisfactory for any reason, Lessee shall make all claims on account thereof solely against Vendor and not against Lessor. Lessee is solely responsible for the selection, shipment, delivery and installation of the Equipment and its Vendors, expressly disclaims any reliance upon any statements or representations made by Lessor in connection therewith, and has received and approved the terms of any purchase orders, warranties, licenses or agreements with respect to the Equipment. During the Lease Term, Lessee shall be entitled, on a non-exclusive basis, to enforce any applicable Vendor warranties, to the extent permitted thereby and by applicable law. Lessor assigns such warranties to Lessee, to the extent permitted thereby, and agrees to cooperate with Lessee, at Lessee’s sole cost and expense, in making any reasonable claim against such Vendor arising from any defect in the Equipment.

4. Use; Maintenance; Location; Inspection. Lessee shall: (i) use, operate, protect and maintain the Equipment (a) in good operating order, repair, condition and appearance, in the same condition as when received, ordinary wear and tear excepted, (b) consistent with prudent industry practice (but in no event less than the extent to which Lessee maintains other similar equipment in the prudent management of its assets and properties), and (c) in compliance with all applicable insurance policies, laws, ordinances, rules, regulations and manufacturer’s recommended maintenance and repair procedures, and (ii) maintain comprehensive books and records regarding the use, operation, maintenance and repair of the Equipment. The Equipment shall be used only within the 48 contiguous United States, solely for business purposes (and not for any consumer, personal, home, or family purpose), and shall not be abandoned or used for any unlawful purpose. Lessee shall not discontinue use of any Equipment except for normal maintenance nor, through modifications, alterations or otherwise, impair the current or residual value, useful life, utility or originally intended function of any Equipment without Lessor’s prior consent. Any replacement or substitution of parts, improvements, upgrades, or additions to the Equipment during the Lease Term shall be the property of Lessor and subject to the Lease, except that if no Event of Default exists, Lessee may at its expense remove improvements or additions provided by Lessee that can be readily removed without impairing the value, function or remaining useful life of the Equipment. If requested by Lessor, Lessee shall cause Equipment to be plainly marked to disclose Lessor’s ownership, as specified by Lessor. Lessee shall not change the location or, in the case of over-the-road vehicles, the base of any Equipment specified in its Schedule without Lessor’s prior written consent. Lessor shall have the right to enter any premises where Equipment is located and inspect it (together with related books and records) at any reasonable time.

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5. Loss and Damage. Lessee assumes all risk of (and shall promptly notify Lessor in writing of any occurrence of) any damage to or loss, theft, confiscation or destruction of any Equipment from any cause whatsoever (a “Casualty”) from the date shipped or otherwise made available to Lessee and continuing until it is returned to and accepted by Lessor in the condition required by the Lease, including Section 8 of this Agreement. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is reparable, Lessee shall at its expense promptly place the same in good repair, condition or working order. If any Equipment suffers a Casualty which Lessor determines, acting reasonably, is beyond repair or materially impairs its residual value (a “Total Loss”), Lessee shall at Lessor’s option either (a) promptly replace such Equipment with a similar item reasonably acceptable to Lessor having an equivalent value, utility and remaining useful life of such Equipment, whereupon such replacement items shall constitute Equipment for all purposes the Lease, or (b) on the Rent payment date following such Casualty (or, if none, within 30 days) pay Lessor the Stipulated Loss Value for such Equipment, together with all Rent scheduled for payment on such date, and all accrued interest, late charges and other amounts then due and owing under the Lease. Upon such payment following a Total Loss, the Lease with respect to the Equipment suffering a Total Loss shall terminate, and Lessor shall transfer to Lessee all of its right, title and interest in such Equipment, free from all liens and encumbrances created by Lessor, but otherwise on an “AS-IS, WHERE-IS,” quitclaim basis. If less than all Equipment under a Schedule suffers a Total Loss, (i) the Stipulated Loss Value with respect to any such item of Equipment shall be calculated by reference to the allocable portion of “Lessor’s Cost” provided in the applicable Schedule, Rent or other amount related to such item, as reasonably determined by Lessor, and (ii) the remaining Rent under the Schedule shall be proportionately reduced as reasonably calculated by Lessor upon Lessor’s receipt of the payments described above.

6. Insurance. Lessee, at its own expense, shall keep each item of Equipment insured against all risks for its replacement value, and in no event less than its Stipulated Loss Value, and shall maintain public liability and, with respect to Equipment that is over-the-road vehicles, automotive liability insurance against such risks and for such amounts as Lessor may require, acting reasonably. All such insurance shall (a) be with companies rated “A-” or better by A.M. Best Company, in such form as Lessor shall approve, (b) specify Lessor and Lessee as insureds and provide that it may not be canceled without at least 30 days’ prior written notice to Lessor (10 days’ in the case of nonpayment of premium), (c) be primary, without right of contribution from any other insurance carried by Lessor and contain a waiver of subrogation provision and shall apply such that insurance as to the interest of any named additional insured or loss payee other than Lessee shall not be invalidated by any actions, inactions, breach of warranty or conditions or negligence of Lessee or any person other than Lessor with respect to such policy or policies, (d) provide that all amounts payable by reason of loss or damage to Equipment shall be payable solely to Lessor, unless Lessor otherwise agrees, and (e) contain such other endorsements as Lessor may reasonably require. Lessee shall provide Lessor with evidence satisfactory to Lessor of the required insurance upon the execution of any Schedule and promptly upon any renewal of any required policy.

7. Indemnities; Taxes. Lessee’s indemnity and reimbursement obligations set forth below shall survive the cancellation, termination or expiration of any Lease or this Agreement.

(a) General Indemnity. Lessee shall indemnify, on an after-tax basis, defend and hold harmless Lessor and its respective officers, directors, employees, agents and Affiliates (“Indemnified Persons”) against all claims, liabilities, losses and expenses whatsoever (except those determined by final decision of a court of competent jurisdiction to have been directly and primarily caused by the Indemnified Person’s negligence or willful misconduct), including court costs and reasonable attorneys’ fees and expenses (together, “Attorneys’ Fees”), in any way relating to or arising out of the Equipment or any Lease at any time, or the ordering, acquisition, rejection, installation, possession, maintenance, use, ownership, condition, destruction or return of the Equipment, including any claims based in negligence, strict liability in tort, environmental liability or infringement.

(b) General Tax Indemnity. Lessee shall pay or reimburse Lessor, and indemnify, defend and hold Lessor harmless from, on an after-tax basis, all taxes, assessments, fees and other governmental charges paid or required to be paid by Lessor or Lessee in any way arising out of or related to the Equipment or any Lease before or during the Lease Term or after the Lease Term following an Event of Default, including foreign, Federal, state, county and municipal fees, taxes and assessments, and property, value-added, sales, use, gross receipts, excise, stamp and documentary taxes, and all related penalties, fines, additions to tax and interest charges (“Impositions”), excluding only Federal and state taxes based on Lessor’s net income unless such taxes are in lieu of any Imposition Lessee would otherwise be required to pay hereunder. Lessee shall timely pay any Imposition for which Lessee is primarily responsible under law and any other Imposition not payable or not paid by Lessor, but Lessee shall have no obligation to pay any Imposition being contested in good faith and by appropriate legal proceedings, the nonpayment of which does not, in the opinion of Lessor, acting reasonably, result in a material risk of adverse effect on the title, property, use, disposition or other rights of Lessor with respect to the Equipment. Upon Lessor’s request, Lessee shall furnish proof of its payment of any Imposition.

(c) Income Tax Indemnity. Lessor shall be treated for federal and state income tax purposes as the owner of the Equipment and shall be entitled to take into account certain Tax Benefits in computing its income tax liabilities in connection with any Lease. If Lessor suffers a Tax Loss by reason of any act or failure to act by Lessee, or Lessee’s breach of any representation, warranty or agreement in any Lease then, upon Lessor’s demand and at Lessor’s option, either: (i) all further Rent under the Lease, if any, shall be increased by an amount, or (ii) Lessee shall pay Lessor a lump sum amount, which in either case shall maintain the net economic after-tax yield, cash-flow and rate of return Lessor originally anticipated, based on Lessor’s federal and state corporate income tax rate in effect on the Acceptance Date of the applicable Schedule and other assumptions originally used by Lessor in evaluating the transaction and setting the Rent therefor and other terms thereof. Lessee shall also pay Lessor on demand all interest, costs (including Attorneys’ Fees), penalties and additions to tax associated with the Tax Loss. Lessor shall have no obligation to contest any Tax Loss. All references to “Lessor” in this Section 7(c) shall include (A) Lessor’s successors and Assignees, and (B) each member of the affiliated group of corporations, as defined in Section 1504(a) of the Code, of which Lessor or such successor or Assignee is at any time a member. As used herein: “Tax Benefits” means all items of income, deduction (including depreciation consistent with Lessee’s representation in the applicable Schedule), credit, gain or loss relating to ownership of the Equipment as are provided to owners of similar equipment under the Code and applicable state tax laws in effect on the Acceptance Date of such Schedule; and “Tax Loss” means and will be deemed to be suffered if Lessor loses, is delayed in claiming, is required to recapture, is not allowed or may not claim all or any portion of any Tax Benefits, provided, however, that Lessee shall be under no obligation to make any payments with respect to a Tax Loss to the extent that it (1) is caused by Lessor’s failure to have sufficient taxable income to benefit from any Tax Benefits, or (2) results from any disposition of Equipment by Lessor other than a disposition of Equipment following an Event of Default.

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8. Return. Subject to any purchase options or obligations, upon any cancellation, termination or expiration of any Lease (after the occurrence of an Event of Default or otherwise), Lessee shall, at its expense, cause the Equipment to be prepared and adequately protected for shipment by an authorized manufacturer’s representative or other qualified person and either surrender it to Lessor in place or, if instructed by Lessor, ship the Equipment to Lessor, freight and insurance pre-paid, to a place designated by Lessor within 1,000 miles of the location of the Equipment, in the condition required under Section 4 hereof and under the applicable Schedule, able to be put into immediate service and to perform at manufacturer’s rated levels (if any), together with all related manuals, documents and records, and, if applicable, reassembled by an authorized manufacturer’s representative or other qualified person and immediately qualified for the manufacturer’s (or its authorized servicing representative’s) then available service contract or warranty. If requested by Lessor, Lessee shall, at its expense: (i) cause the Equipment to qualify for all applicable licenses or permits necessary for its operation and for its intended purpose, and to comply with all specifications and requirements of applicable federal, state and local laws, regulations and ordinances; (ii) provide safe, suitable storage, reasonably acceptable to Lessor, for the Equipment for a period not to exceed 90 days from the date of return; and (iii) cooperate with Lessor in attempting to remarket the Equipment by displaying and demonstrating to prospective parties, and allowing Lessor to conduct a private sale on Lessee’s premises. If Lessee does not surrender or return any item of Equipment to Lessor on the date or in the condition required under a Lease, in addition to all other available rights and remedies, at Lessor’s election, such Equipment shall continue to be subject to all the terms and conditions of the Lease, with Rent and other charges continuing to accrue and be payable under the Lease with respect to such Equipment until it is so surrendered or returned to Lessor, except that Rent shall accrue at 110% of the last Rent allocable to such item of Equipment (as reasonably calculated by Lessor) during the Lease Term, payable on demand.

9. Lessee Representations and Agreements. Lessee represents, warrants and agrees that: (a) Lessee has had for the previous 5 years (except as previously disclosed to Lessor in writing) the legal name and form of business organization in the state described above; (b) Lessee’s chief executive office and notice address, taxpayer identification number and any organizational identification number is as described with its execution of this Agreement below; (c) Lessee shall notify Lessor in writing of any change to its legal name, state of organization, chief executive office location or organizational identification number; (d) Lessee is duly organized and existing in good standing under the laws of the jurisdiction described above and all other jurisdictions where legally required in order to carry on its business, shall maintain its good standing in all such jurisdictions, and shall conduct its businesses and manage its properties in compliance with all applicable laws, rules or regulations binding on Lessee; (e) the execution, delivery and performance of this Agreement, each Lease and Related Agreement to which it is a party has been duly authorized by Lessee, each of which are and will be binding on and enforceable against Lessee in accordance with their terms, and do not and will not contravene any other instrument or agreement binding on Lessee; and (f) there is no pending litigation, tax or environmental claim, proceeding, dispute or regulatory or enforcement action (and Lessee shall promptly notify Lessor of any of the same that may hereafter arise) that may adversely affect any Equipment or Lessee’s financial condition or impair its ability to perform its Obligations.

10. Title; Property; Additional Security. (a) Title; Personal Property. Each Lease is and is intended to be a lease of personal property for all purposes. Lessee does not acquire any right, title or interest in or to any Equipment, except the right to use and possess the same under the terms of the applicable Lease. Except as specifically provided in the applicable Schedule, Lessee has no right or option to extend the Lease Term of a Lease or purchase any Equipment. Lessee assigns all of its rights (but none of its obligations) to Lessor under any purchase orders, invoices or other contracts of sale with respect to the Equipment, and conveys whatever right, title and interest it may now or hereafter have in any Equipment to Lessor. Lessor shall be the sole owner of Equipment free and clear of all liens or encumbrances, other than Lessee’s rights under the Lease. Lessee will not create or permit to exist any lien, security interest, charge or encumbrance on any Equipment except those created by Lessor. The Equipment shall remain personal property at all times, notwithstanding the manner in which it may be affixed to realty. Lessee shall obtain and record such instruments and take such steps as may be necessary to (i) prevent any creditor, landlord, mortgagee or other entity (other than Lessor) from having any lien, charge, security interest or encumbrance on any Equipment, and (ii) ensure Lessor’s right of access to and removal of Equipment in accordance with the Lease.

(b) Additional Security. To secure the punctual payment and performance of Lessee’s Obligations under each Lease and, as a separate grant of security, to secure the payment and performance of all other Obligations owing to Lessor, Lessee grants to Lessor a continuing security interest in the Collateral, provided, however, that if there then exists no Event of Default, Lessor’s security interest in Collateral subject to a Lease shall terminate upon the payment and performance of all Obligations of Lessee under the applicable Lease. Notwithstanding the grant of a security interest in any Collateral, Lessee shall have no right to sell, lease, rent, dispose or surrender possession, use or operation of any Equipment to any third parties without the prior written consent of Lessor. The foregoing grant of a security interest shall not of itself be a factor in determining whether any Lease creates a lease or security interest in the Equipment under applicable provisions of the UCC.

11. Default. Each of the following (a “Default”) shall, with the giving of any notice or passage of any time period specified, constitute an “Event of Default” hereunder and under all Leases: (1) Lessee fails to pay any Rent or other amount owing under any Lease within 3 business days after Lessee’s receipt of written notice of such non-payment; (2) Lessee fails to maintain insurance as required herein, or sells, leases, subleases, assigns, conveys, or suffers to exist any lien, charge, security interest or encumbrance on, any Equipment without Lessor’s prior consent, or any Equipment is subjected to levy, seizure or attachment; (3) Lessee fails to perform or comply with any other covenant or obligation under any Lease or Related Agreement and, if curable, such failure continues for 30 days after written notice thereof by Lessor to Lessee; (4) any representation, warranty or other written statement made to Lessor by Lessee in connection with this Agreement, any Lease, Related Agreement or other Obligation, or by any Guarantor pursuant to any Guaranty (including financial statements) proves to have been incorrect in any material respect when made; (5) Lessee (w) enters into any merger or consolidation with, or sells or transfers all or any substantial portion of its assets to any entity, (x) dies (if a natural person), dissolves, liquidates or ceases or suspends the conduct of business, or ceases to maintain its existence, (y) if Lessee is a privately held entity, enters into or suffers any transaction or series of transactions as a result of which Lessee is directly or indirectly controlled by persons or entities not directly or indirectly controlling Lessee as of the date hereof, or (z) if Lessee is a publicly held entity, there shall be a change in the ownership of Lessee’s stock or other equivalent ownership interest such that Lessee is no longer subject to the reporting requirements of, or no longer has a class of equity securities registered under, the Securities Act of 1933 or the Securities Exchange Act of 1934; (6) Lessee undertakes any general assignment for the benefit of creditors or commences any voluntary case or proceeding for relief under the federal bankruptcy code, or any other law for the relief of debtors, or takes any action to authorize or implement any of the foregoing; (7) the filing of any petition or application against Lessee under any law for the relief of debtors, including proceedings under the federal bankruptcy code, or for the subjection of property of Lessee to the control of any court, receiver or agency for the benefit of creditors if such petition or application is consented to by Lessee or is otherwise not dismissed within 60 days from the date of filing; (8) an “Event of Default” (as defined therein) occurs under that certain Revolving Credit, Tranche B Loan and Security Agreement by and between Birks & Mayors Inc., Mayor’s Jewelers, Inc., Bank of America, N.A., GMAC Commercial Finance LLC and Back Bay Capital Funding LLC, dated as of

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January 13, 2006, as the same may be amended from time to time; (9) Lessee, any Guarantor or Mayor’s Jewelers, Inc. shall fail to pay at maturity, or within any applicable period of grace, any obligation for borrowed money or credit received in excess of $1,000,000 in respect of any leases whereby the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP (“Capital Leases”), or $500,000 in respect of any lease of goods or other property, whether real or personal, which is treated as an operating lease under GAAP and as a loan or financing for income tax purposes (“Operating Leases”), or fail to observe or perform any material term, covenant or agreement contained in any agreement by which it is bound, evidencing or securing borrowed money or credit received in respect of any Capital Leases or Operating Leases, for such period of time as would permit (assuming the giving of appropriate notice if required) the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof, or any such holder or holders shall rescind or shall have a right to rescind the purchase of any such obligations, in either case, except to the extent that any such failure to pay, observe or perform is being diligently contested in good faith by any appropriate proceedings; (10) any attempted repudiation, breach or default of any Guaranty; or (11) the occurrence of any event described in clauses (4) through (9) above with reference to any Guarantor. Lessee shall promptly notify Lessor in writing of any Default or Event of Default.

12. Remedies. (a) Upon the occurrence of an Event of Default, Lessor may, in its discretion, exercise any one or more of the following remedies with respect to any or all Leases or Equipment: (1) cause Lessee to promptly discontinue use of or disable any Equipment, or to assemble and return any Equipment or other Collateral in accordance with the terms of the applicable Lease; (2) remedy such Event of Default or proceed by court action, either at law or in equity, to enforce performance of the applicable provisions of any Lease; (3) with or without court order, enter upon the premises where Equipment is located and repossess and remove the same, all without liability for damage to such premises or by reason such entry or repossession, except for Lessor’s gross negligence or willful misconduct; (4) dispose of any Equipment in a public or private transaction, or hold, use, operate or keep idle the Equipment, free and clear of any rights or interests of Lessee therein; (5) recover direct damages other than indirect, incidental or consequential damages for the breach of any Lease, including the payment of all Rent and other amounts payable thereunder (discounted at the Discount Rate with respect to any accelerated future amounts), and all actual costs and expenses incurred by Lessor in exercising its remedies or enforcing its rights thereunder (including all Attorneys’ Fees); (6) by written notice to Lessee, cancel any Lease and, as liquidated damages for the loss of Lessor’s bargain and not as a penalty, declare immediately due and payable an amount equal to the Stipulated Loss Value applicable to such Leases which Lessee acknowledges to be reasonable liquidated damages in light of the anticipated harm to Lessor that might be caused by an Event of Default and the facts and circumstances existing as of the Acceptance Date of each Lease; (7) without notice to Lessee, apply or set-off against any Obligations all security deposits, advance payments, proceeds of letters of credit, certificates of deposit (whether or not matured), securities or other additional collateral held by Lessor or otherwise credited by or due from Lessor to Lessee; or (8) pursue all other remedies provided under the UCC or other applicable law. Upon the commencement of any voluntary case under the federal bankruptcy code concerning the Lessee, the remedy provided in clause (6) above shall be automatically exercised without the requirement of prior written notice to Lessee or of any other act or declaration by Lessor, and the liquidated damages described therein shall be immediately due and payable. Lessee shall pay interest equal to the lesser of (a) 12% per annum, or (b) the highest rate permitted by applicable law (“Default Rate”) on (i) any amount other than Rent owing under any Lease and not paid when due, (ii) Rent not paid within 30 days of its due date, and (iii) any amount required to be paid upon cancellation of any Lease under this Section 12. Any payments received by Lessor after an Event of Default, including proceeds of any disposition of Equipment, shall be applied in the following order: (A) to all of Lessor’s reasonable costs (including Attorneys’ Fees), charges and expenses incurred in taking, removing, holding, repairing and selling or leasing the Equipment or other Collateral or enforcing the provisions hereof; (B) to the extent not previously paid by Lessee, to pay Lessor for any damages then remaining unpaid hereunder; (C) to reimburse Lessee for any sums previously paid by Lessee as damages hereunder; and (D) the balance, if any, shall be retained by Lessor.

(b) No remedy referred to in this Section 12 shall be exclusive, each shall be cumulative (but not duplicative of recovery of any Obligation) and in addition to any other remedy referred to above or otherwise available to Lessor at law or in equity, and all such remedies shall survive the cancellation of any Lease. Lessor’s exercise or partial exercise of, or failure to exercise, any remedy shall not restrict Lessor from further exercise of that remedy or any other available remedy. No extension of time for payment or performance of any Obligation shall operate to release, discharge, modify, change or affect the original liability of Lessee for any Obligations, either in whole or in part. Lessor may proceed against any Collateral or Guarantor, or may proceed contemporaneously or in the first instance against Lessee, in such order and at such times following an Event of Default as Lessor determines in its sole discretion. In any action to repossess any Equipment or other Collateral, Lessee waives any bonds and any surety or security required by any applicable laws as an incident to such repossession. Notices of Lessor’s intention to accelerate, acceleration, nonpayment, presentment, protest, dishonor, or any other notice whatsoever (other than notices of Default specifically required of Lessor pursuant to Section 11 above) are waived by Lessee and any Guarantor. Any notice given by Lessor of any disposition of Collateral or other intended action of Lessor which is given in accordance with this Agreement at least 5 business days prior to such action, shall constitute fair and reasonable notice of such action.

13. Assignment. Lessor and any Assignee may assign or transfer any of Lessor’s interests in any Lease or Equipment with notice to Lessee, subject, however, to the rights of Lessee to use and possess the Equipment under such Lease for so long as no Event of Default has occurred and is continuing. Lessee agrees that: (i) the rights of any Assignee shall not be affected by any breach or default of Lessor or any prior Assignee, and Lessee shall not assert any defense, rights of set-off or counterclaim against any Assignee, nor hold or attempt to hold such Assignee liable for any such breach or default; (ii) no Assignee shall be required to assume any obligations of Lessor under any Lease, provided that Lessor shall remain liable thereunder, except the obligation of non-interference in Section 1 above, (iii) any Assignee expressly assuming the obligations of Lessor shall thereupon be responsible for Lessor’s duties under the applicable Lease accruing after assignment and Lessor shall be released from such duties, and (iv) Lessee shall execute and deliver upon request such additional documents, instruments and assurances as Lessor deems necessary in order to (y) acknowledge and confirm all of the terms and conditions of any Lease and Lessor’s or such Assignee’s rights with respect thereto, and Lessee’s compliance with all of the terms and provisions thereof, and (z) preserve, protect and perfect Lessor’s or Assignee’s right, title or interest hereunder and in any Equipment, including, without limitation, such UCC financing statements or amendments, control agreements, corporate or member resolutions, votes, notices of assignment of interests, and confirmations of Lessee’s obligations and representations and warranties with respect thereto as of the dates requested. Lessor may disclose to any potential Assignee any information regarding Lessee, any Guarantor and their Affiliates. Lessee shall not assign, pledge, hypothecate or in any way dispose of any of its rights or obligations under any Lease, or enter into any sublease of any Equipment, without Lessor’s prior written consent, which consent shall not be unreasonably withheld or delayed. Any purported assignment, pledge, hypothecation, disposal or sublease by Lessee made without Lessor’s prior written consent shall be null and void.

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14. Financial and Other Data. (a) During any Lease Term, Lessee shall (i) maintain books and records in accordance with generally accepted accounting principles consistently applied (“GAAP”) and prudent business practice; (ii) promptly provide Lessor, within 120 days after the close of each fiscal year, and, upon Lessor’s request, within 45 days of the end of each quarter of Lessee’s and any Guarantor’s fiscal year, a copy of financial statements for Lessee and each Guarantor requested by Lessor, in each case prepared in accordance with GAAP and (in the case of annual statements) audited by independent certified public accountants and (in the case of quarterly statements) certified by the chief financial officer of Lessee or Guarantor, as applicable; provided, however, that for so long as Lessee or any such Guarantor is legally and timely filing annual and quarterly financial reports on Forms 10-K and 10-Q or 6-K and 20-F with the Securities and Exchange Commission which are readily available to the public, the filing of such reports shall satisfy the foregoing financial statement reporting requirements for such entity; and (iii) furnish Lessor all other financial information and reports and such other information as Lessor may reasonably request concerning Lessee, any Guarantor and their respective affairs, or the Equipment or its condition, location, use or operation.

(b) Lessee represents and warrants that all information and financial statements at any time furnished by or on behalf of Lessee or any Guarantor are accurate in all material respects and reasonably reflect as of their respective dates, results of operations and the financial condition of Lessee, such Guarantor or other entity they purport to cover. Credit and other publicly available information regarding Lessee, any Guarantor or their Affiliates, any Lease or Equipment may be disclosed by Lessor to its Affiliates, agents and potential Assignees, subject to any agreement that may purport to limit or prohibit such disclosure.

15. Definitions

As used herein, the following terms shall have the meanings assigned or referred to them below:

“Affiliate” means any entity controlling, controlled by or under common control with the referent entity; “control” includes (i) the ownership of 25% or more of the voting stock or other ownership interest of any entity and (ii) the status of a general partner of a partnership or managing member of a limited liability company.

“Assignee” means any assignee or transferee of all or any of Lessor’s right, title and interest in any Lease or any Equipment.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means and includes all of Lessee’s right, title and interest in and to all Equipment, together with: (i) all parts, attachments, accessories and accessions to, substitutions and replacements for, each item of Equipment; (ii) all accounts, chattel paper, and general intangibles arising from or related to any sale, lease, rental or other disposition of any Equipment to third parties, or otherwise resulting from the possession, use or operation of any Equipment by third parties, including instruments, investment property, deposit accounts, letter of credit rights, and supporting obligations arising thereunder or in connection therewith; (iii) all insurance, warranty and other claims against third parties with respect to any Equipment; (iv) all software and other intellectual property rights used in connection therewith; (v) proceeds of all of the foregoing, including insurance proceeds and any proceeds in the form of goods, accounts, chattel paper, documents, instruments, general intangibles, investment property, deposit accounts, letter of credit rights and supporting obligations; and (vi) all books and records regarding the foregoing, in each case, now existing or hereafter arising.

“Discount Rate” means the 1-year Treasury Constant Maturity rate as published in the Selected Interest Rates table of the Federal Reserve statistical release H.15(519) for the week ending immediately prior to the original Acceptance Date of a Lease (or if such rate is no longer determined or published, a successor or alternate rate reasonably selected by Lessor).

“Equipment” means the items, units and groups of personal property, licensed materials and fixtures described in each Schedule, together with all replacements, parts, additions, accessories and substitutions therefor; and “item of Equipment” means a “commercial unit” as defined and described in Article 2A of the UCC, and includes each functionally integrated and separately marketable group or unit of Equipment.

“Guarantor” means any guarantor, surety, endorser, general partner or co-lessee of Lessee, or other party liable in any capacity, or providing additional collateral security for, the payment or performance of any Obligations of Lessee.

“Guaranty” means any guaranty, surety instrument, security, indemnity, “keep-well” agreement or other instrument or arrangement from or with any Guarantor.

“Obligations” means and includes all obligations of Lessee owing to Lessor under this Agreement, any Lease or Related Agreement, or of any Guarantor owing to Lessor under any Guaranty, together with all other obligations, indebtedness and liabilities of Lessee to Lessor under any other financings, leases, loans, notes, progress payment agreements, guaranties or other agreements, of every kind and description, now existing or hereafter arising, direct or indirect, joint or several, absolute or contingent, whether for payment or performance, regardless of how the same may arise or by what instrument, agreement or book account they may be evidenced, including without limitation, any such obligations, indebtedness and liabilities of Lessee to others which may be obtained by Lessor through purchase, negotiation, discount, transfer, assignment or otherwise.

“Related Agreement” means and includes any Guaranty and any approval letter or progress payment, assignment, security or other agreement or addendum related to this Agreement, any Lease or any Collateral to which Lessee or any Guarantor is a party.

“Stipulated Loss Value” means, as of any particular date, the product obtained by multiplying the “Lessor’s Cost” specified in the Schedule by the percentage set forth in the “Schedule of Stipulated Loss Values” attached to the Schedule, specified opposite the Rent installment number (or date) becoming due immediately after the Casualty, Event of Default or other event requiring the calculation of Stipulated Loss Value. If there is no Schedule of Stipulated Loss Values attached to a Schedule, or if the Schedule of Stipulated Loss Values does not otherwise cover a Rent installment number (or date), Stipulated Loss Value on any Rent payment date shall equal the net present value of: (a) all unpaid Rent for the remainder of the Lease Term, plus (b) the amount of any purchase obligation, fixed price purchase option, or TRAC amount payment or, if there is no such obligation, option or payment, then the fair market value of the Equipment as of the end of the Lease Term, as estimated by Lessor in its sole discretion acting reasonably, all discounted to present value at the Discount Rate.

“UCC” means the Uniform Commercial Code in effect in the state specified in Section 16(f) of this Agreement.

“Vendor” means the manufacturer, distributor, supplier or other seller (whether or not a merchant or dealer) of the Equipment and any sales representative or agent thereof.

16. Miscellaneous. (a) At Lessor’s request, Lessee shall execute, deliver, file and record such financing statements and other documents as Lessor deems necessary to protect Lessor’s interest in the Equipment and to effectuate the purposes of any Lease or Related Agreement, and Lessee authorizes, and irrevocably appoints Lessor as its agent and attorney-in-fact, with right of substitution and coupled with an interest, to (i) execute, deliver, file, and record any such item, and to take such action for Lessee and in Lessee’s name, place and stead, (ii) make minor corrections to manifest errors in factual data in any Schedule and any addenda, attachments, exhibits and riders thereto, and (iii) after the occurrence of an Event of Default, enforce claims relating to the Equipment against insurers, Vendors or other persons, and to make, adjust, compromise, settle and receive payment under such claims; but without any obligation to do so.

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(b) Federal law requires all financial institutions to obtain, verify and record information that identifies each entity that obtains a loan or other financial accommodation. The first time Lessee requests a financial accommodation from Lessor, the Lessor may ask for Lessee’s (or any Guarantor’s) legal name, address, tax ID number and other identifying information. Lessee shall promptly provide copies of business licenses or other documents evidencing the existence and good standing of Lessee or any Guarantor requested by Lessor.

(c) Time is of the essence in the payment and performance of all of Lessee’s Obligations under any Lease or Related Agreement. This Agreement, and each Lease or Related Agreement may be executed in one or more counterparts, each of which shall constitute one and the same agreement. All demands, notices, requests, consents, waivers and other communications concerning this Agreement and any Lease or Related Agreement shall be in writing and shall be deemed to have been duly given when received, personally delivered or three business days after being deposited in the mail, first class postage prepaid, or the business day after delivery to an express carrier, charges prepaid, addressed to each party at the address provided herein, or at such other address as may hereafter be furnished in writing by such party to the other. Copies of any material notices, including any notices under Section 12 or Section 13 hereof, given by Lessor to Lessee hereunder shall be furnished to Guarantor as follows: Miranda Melfi, Group Vice-President, Legal Affairs, and Corporate Secretary,and Marco Pasteris, Group Vice President, Finance & Treasurer, Birks & Mayors Inc., 1240 Phillips Square, Montreal, Quebec H3B 3H4.

(d) Any provisions of this Agreement or any Lease or Related Agreement which are unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions thereof, and any such unenforceability shall not render unenforceable such provisions in any other jurisdiction. Any requirement for the execution and delivery of any document, instrument or notice may be satisfied, in Lessor’s discretion, acting reasonably, by authentication as a record within the meaning of, and to the extent permitted by, Article 9 of the UCC.

(e) THIS AGREEMENT AND ANY LEASE OR RELATED AGREEMENT, AND THE LEGAL RELATIONS OF THE PARTIES THERETO, SHALL IN ALL RESPECTS BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CHOICE OF LAW PRINCIPLES; THE PARTIES CONSENT AND SUBMIT TO THE JURISDICTION OF THE STATE AND FEDERAL COURTS OF SUCH STATE FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING THEREFROM, AND EXPRESSLY WAIVE ANY OBJECTIONS THAT IT MAY HAVE TO THE VENUE OF SUCH COURTS. THE PARTIES EXPRESSLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT THERETO. IN NO EVENT SHALL THE PARTIES HERETO HAVE ANY LIABILITY TO EACH OTHER FOR INCIDENTAL, GENERAL, CONSEQUENTIAL, PUNITIVE OR EXEMPLARY DAMAGES.

(f) EACH LEASE, TOGETHER WITH THIS AGREEMENT AND ANY RELATED AGREEMENTS, (i) CONSTITUTES THE FINAL AND ENTIRE AGREEMENT BETWEEN THE PARTIES SUPERSEDING ALL CONFLICTING TERMS OR PROVISIONS OF ANY PRIOR PROPOSALS, APPROVAL LETTERS, TERM SHEETS OR OTHER AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES, (ii) MAY NOT BE CONTRADICTED BY EVIDENCE OF (y) ANY PRIOR WRITTEN OR ORAL AGREEMENTS OR UNDERSTANDINGS, OR (z) ANY CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS BETWEEN THE PARTIES; and (iii) MAY NOT BE AMENDED, NOR MAY ANY RIGHTS THEREUNDER BE WAIVED, EXCEPT BY AN INSTRUMENT IN WRITING SIGNED BY THE PARTY CHARGED WITH SUCH AMENDMENT OR WAIVER.

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In Witness Whereof, Lessor and Lessee have executed this Agreement as of the date first above written.

BANC OF AMERICA LEASING & CAPITAL, LLC (Lessor)		HENRY BIRKS & SONS U.S., INC. (Lessee)

By:	/s/ David R. Cournoyer	By:	/s/ Marco Pasteris / Michael Rabinovitch
Print Name:	David R. Cournoyer	Print Name:	Marco Pasteris / Michael Rabinovitch
Title:	Senior Vice President	Title:	Group VP, Finance & Treasurer / Senior VP & CFO
		Taxpayer ID # :	98-0213775
Org. ID # (if any)
Chief Executive Office:

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EXHIBIT 10.4

Banc of America Leasing & Capital, LLC	GUARANTY (Canada)

This Guaranty (this “Guaranty”) is executed and delivered as of the date set forth below by the undersigned guarantor (the “Guarantor”) in favor of Banc of America Leasing & Capital, LLC (“BALC”). BALC may, from time to time, enter into agreements with Mayor’s Jewelers, Inc. (“Mayor’s”) having its chief executive office at 5870 North Hiatus Road, Tamarac, Florida 33321 and with Henry Birks & Sons U.S., Inc. (“HBS” and, together with Mayor’s, individually or collectively the “Customer”), having its chief executive office at 41 Century Drive, Woonsocket, Rhode Island 02895. The term “Customer,” if defined to include more than one party, shall mean “Customer and each of them” and this Guaranty shall secure payment of all of their respective Obligations (hereinafter defined) to BALC. BALC is unwilling to enter into such agreements with Customer, unless Guarantor absolutely and unconditionally guarantees to BALC the payment and performance of all obligations of Customer at any time owing to BALC. With knowledge that BALC will enter into agreements with or extend financial accommodations to Customer in reliance upon the existence of this Guaranty and the validity and enforceability of the obligations and liabilities of Guarantor to BALC contemplated hereby, Guarantor agrees with BALC as follows:

1. Guaranty. Guarantor guarantees to BALC the prompt payment and/or performance of all indebtedness, obligations and liabilities of Customer at any time owing to BALC under one or more Lease Schedules to the Master Lease Agreement Number 17650-90000 between BALC and Mayor’s or to the Master Lease Agreement Number 17649-90000 between BALC and HBS, whether direct or indirect, matured or unmatured, primary or secondary, certain or contingent, or acquired by or otherwise created in favor of BALC, including without limitation any and all rent, loan, purchase or other installment payments, principal balances, taxes, indemnities, liquidated damages, accelerated amounts, return deficiency charges, stipulated loss and casualty value payments, transaction expenses and other contractual reimbursements, administrative charges, all interest, late charges and fees, attorneys’ fees or enforcement and other costs, which may at any time be payable to BALC, together with all claims for damages arising from or in connection with the failure to punctually and completely pay or perform such obligations (collectively the “Obligations”). This Guaranty is a guaranty of payment and performance, and not a guaranty of collection, and Guarantor hereby undertakes and agrees that if Customer does not or is unable to punctually and completely pay or perform any Obligations for any reason, Guarantor shall (i) punctually pay any such Obligations requiring the payment of money which Customer fails to pay promptly, as and when due, in each case, as an Obligation for payment due directly from Guarantor to BALC and without any abatement, reduction, setoff, defense, counterclaim or recoupment, and (ii) punctually perform any and all Obligations not requiring the payment of money for the benefit of BALC, as an Obligation for performance due directly from Guarantor to BALC. Guarantor shall be deemed to be primarily liable for each Obligation and not merely as a surety thereof. In the event of a demand under this Guaranty, Guarantor shall indemnify and save BALC harmless from and against all losses or claims which may arise by virtue of any of the Obligations being or becoming for any reason whatsoever in whole or in part invalid, ineffective or otherwise unenforceable by BALC in accordance with their terms.

2. Continuing Nature of Guaranty; Revocation. This Guaranty is a continuing guaranty and shall in all respects be valid and enforceable without regard to the form or the amount of the Obligations in existence at any time. Guarantor may prospectively revoke this Guaranty by sending written notice, certified mail, return receipt requested, to BALC at the address for BALC specified above (the “Revocation Notice”). The revocation of this Guaranty shall not be effective with respect to any Obligation arising on or prior to the date occurring fifteen (15) days after BALC’s receipt of the Revocation Notice (the “Revocation Date”), or to any Obligation arising at any time after the Revocation Date if such Obligation arises as the result of a commitment made by BALC to Customer on or prior to the Revocation Date.

3. Absolute, Unconditional, Joint and Several Nature of Guaranty. The obligations of Guarantor hereunder are absolute and unconditional, and shall be joint and several with each Guarantor executing this Guaranty and each other party that may be liable, directly or indirectly, for the payment or performance of any of the Obligations. If this Guaranty is executed by more than one party, the term “Guarantor” as used herein shall mean (unless the context otherwise requires) “the Guarantor and each of them” and each and every undertaking shall be their joint and several undertaking. If Customer is a partnership or a limited liability company, the obligations of Guarantor herein contained shall remain in full force and effect notwithstanding any changes in the individuals or members comprising the partnership or the limited liability company, and the term “Customer” shall include any altered or successive partnerships or limited liability companies. Guarantor shall not be released from any obligations under or in respect of this Guaranty, nor shall such obligations be reduced, diminished or discharged for any of the following reasons:

(a)	Amendments or Modifications. Any amendments, modifications, renewals, extensions or indulgences either agreed to by BALC or imposed by operation of law.

(b)	Condition of Customer or Guarantor. Any insolvency, bankruptcy, arrangement, adjustment, composition, liquidation, disability, dissolution , appointment of a receiver for, or other similar proceeding affecting Customer or Guarantor; any sale, lease or other disposition of any of the assets of Customer or Guarantor; any reorganization of, or change in the composition of the shareholders, partners or members of, Customer or Guarantor; or any termination of, or other change in, the relationship between Customer and Guarantor.

(c)	Invalidity of Obligations. The invalidity, illegality or unenforceability of any Obligation for any reason whatsoever, other than due to payment in full.

(d)	Release of Customer. Any complete or partial release of Customer by operation of law.

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(e)	Release and Care of Collateral; Status of Liens. Any sale, transfer, release, surrender, exchange, deterioration, waste, loss or impairment of any property transferred or assigned by Customer, Guarantor or any other party in respect of any Obligation or otherwise acquired by BALC for lease to Customer or otherwise in connection with any Obligation (collectively, the “Collateral”), whether negligent or willful; the failure of BALC or any other party to exercise reasonable care in the preservation, protection, sale or other treatment of any of the Collateral; the failure of BALC or any other party to create or properly perfect BALC’s rights, title or interests in any Collateral, or any mortgage, pledge, security interest, transfer or assignment of any Collateral (a “Lien”); the unenforceability of any Lien; the creation of any lien or encumbrance on any Collateral in favor of any other party, or the subordination of any Lien in favor of BALC to any such other lien or encumbrance; or the taking or accepting by BALC of any other security for, or assurance of payment of, any Obligation.

It is the obligation of Guarantor to discharge the Obligations when due, notwithstanding any occurrence, circumstance, event, action or omission whatsoever, whether or not particularly described herein. Guarantor is not entering into this Guaranty in reliance on the value or the availability of any Collateral. Guarantor acknowledges that Guarantor may be required to pay the Obligations, in full, without the assistance or support of any other party. Guarantor has not been induced to enter into this Guaranty on the basis that any party other than Customer will be liable to perform any Obligations or that BALC will look to any other party to perform any Obligation. BALC may release, or settle with, the Customer, any Guarantor, or any other party liable, directly or indirectly, for the performance of any Obligation, all without affecting the liability of any other party to this Guaranty.

4. Waivers. Guarantor waives:

(a)	Action Against Others. Any right to require BALC to: institute suit or exhaust remedies against Customer or any other party liable for any Obligation; enforce BALC’s rights in any of the Collateral or other security which is at any time given to secure any Obligation; enforce BALC’s rights against any other Guarantor or any other party liable on any Obligation; join Customer or any other party liable for any Obligation in any action seeking to enforce this Guaranty; or exhaust any other remedies available to BALC or resort to any other means of obtaining payment or performance of any Obligation.

(b)	Notices. Notice of the execution, delivery or acceptance by BALC, Customer or any other party, of this Guaranty or any document, agreement or instrument evidencing any Obligation; notice of the amount of credit extended by BALC to Customer at any time, whether primary or secondary; notice of modifications or extensions of any Obligation; notice of defaults, or other non-performance by Customer in connection with any Obligation notice of the acceptance of this Guaranty by BALC; notice of protest and diligence in bringing suit against Customer or any other party, and any other legal action or inaction on the part of BALC in connection with this Guaranty or any Obligation. Guarantor does not hereby waive its right to receive notices as provided in the master leases evidencing the Obligations.

(c)	Subrogation. Any right which Guarantor may at any time have against Customer, or any other party liable for any Obligation, as a result of the performance by Guarantor of its obligations under this Guaranty, including, but not limited to contractual, statutory and common law rights of subrogation, reimbursement, indemnification, set-off or contribution, until all Obligations owing to BALC have been paid and performed in full.

(d)	Suretyship Defenses. Any defenses which Guarantor may have or assert against the enforcement of this Guaranty or any Obligation based upon suretyship principles or any impairment of Collateral.

5.	Representations; Warranties; Covenants. Guarantor hereby represents, warrants and covenants to and with BALC that:

(a)	Benefit. Guarantor has received, or will receive, substantial benefit from the agreements and transactions giving rise to the Obligations and this Guaranty.

(b)	Authorization; Enforceability. This Guaranty has been duly authorized by all necessary action on the part of Guarantor. The execution, delivery and performance of this Guaranty does not require the approval of, or giving of notice to, any governmental authority and does not contravene or constitute a default under any applicable laws, or any contract, mortgage, agreement, indenture, or other instrument to which Guarantor is a party or by which it may be bound. This Guaranty has been duly executed and delivered by Guarantor and constitutes the legal, valid and binding obligations of Guarantor enforceable in accordance with its terms except to the extent that the enforcement of remedies hereunder may be limited under applicable bankruptcy and insolvency laws, and the equitable discretion of any court of competent jurisdiction. To Guarantor’s knowledge, there are no actions or proceedings pending or threatened against or affecting Guarantor or any of Guarantor’s property before any court, administrative officer or administrative agency that, if decided adversely, could affect the financial condition or operations of Guarantor or the ability of Guarantor to perform its obligations hereunder.

(c)	Access to Information; No Representation by BALC. Guarantor has adequate means to obtain continuing and sufficient information concerning the financial and business condition of the Customer and other parties liable in respect of the Obligations and BALC shall have no obligation to furnish any such information to Guarantor. Neither BALC nor any other party has made any representation, warranty or statement to Guarantor in order to induce Guarantor to execute this Guaranty.

(d)	Subordination. All present and future indebtedness of Customer to Guarantor (“Subordinated Debt”) shall be and hereby is subordinated to the prior payment and performance of all Obligations,. For so long as there is no default hereunder or in connection with the Obligations or the Subordinated Debt, Guarantor may receive and Customer may pay (but not prepay, whether or not permitted or contemplated by the terms of the Subordinated Debt) principal and/or interest or other scheduled installment payments of Subordinated Debt from Customer. At any time while the Obligations are in default, Guarantor shall not demand or accept any payment of, or otherwise cancel, set-off or otherwise discharge any part of, the Subordinated Debt without the prior written consent of BALC. Upon the request of BALC, Guarantor shall deliver to BALC a certified statement of the outstanding Subordinated Debt, specifying in detail the time at which permitted payments of Subordinated Debt were made, if any, and such other information as BALC may request.

(e)	Financial Condition; Solvency: Reports. As of the date hereof, and after giving effect to this Guaranty and the contingent obligations contained herein, Guarantor is solvent and has assets which, when fairly valued, exceed its liabilities. The performance of the obligations of Guarantor hereunder will not cause Guarantor to exceed its ability to pay its debts as they mature, and this Guaranty is made without any intent to hinder, delay or defraud either present or future creditors, purchasers or other interested persons. Guarantor shall provide to BALC such financial statements and other financial and other information concerning Guarantor as BALC may reasonably request from time to time.

(f)

Assignment. BALC may, at any time and without the consent of, or notice to, Guarantor, assign all or any portion of its rights hereunder to any other party to which all or any portion of the Obligations are transferred, assigned or negotiated (an “Assignee”). Guarantor shall promptly execute and deliver to BALC or its Assignee such further and additional documents, instruments and assurances as BALC deems necessary (a) in order to acknowledge and confirm, for the benefit of BALC or its Assignee, all of the terms and conditions of all or any part of the Obligations or this Guaranty and BALC’s or Assignee’s rights with respect thereto, and Customer’s and Guarantor’s compliance with all of the terms and provisions thereof, and (b) to

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preserve, protect and perfect Lessor’s or Assignee’s right, title or interest hereunder and in any Collateral, including, without limitation, such UCC financing statements or amendments, control agreements, corporate or member resolutions, votes, certificates of compliance, notices of assignment or transfers of interests, and restatements and reaffirmations of Guarantor’s obligations, representations, warranties and covenants hereunder as of the dates requested by BALC from time to time. This Guaranty shall not be deemed to create any right in any party except as provided herein and shall inure to the benefit of, and be binding upon, the successors and assigns of Guarantor and BALC, provided that Guarantor shall not assign or delegate any of its rights or obligations hereunder without the prior written consent of BALC.

(g)	Further Assurances. Guarantor will promptly execute any documents and other records, including, amendments to this Guaranty, and will take such further action as BALC may reasonably request in order to carry out more effectively the intent and purposes of this Guaranty and to establish, perfect and protect BALC’s rights and remedies hereunder and in any Collateral.

6. Default; Performance of Obligations. If (a) Customer defaults in the payment or performance of any Obligation, or (b) if there exists any event or condition which, with notice and/or the passage of time, would constitute a default under any document, agreement or instrument evidencing an Obligation (including any default relating to Guarantor or this Guaranty), or (c) any representation or warranty of Guarantor herein or in any certificate, agreement, statement or document furnished at any time to BALC by or on behalf Guarantor (including without limitation, any financial information), shall prove to be or to have been false or incorrect in any material respect; or (d) Guarantor shall fail to perform or observe any covenant (including without limitation, any financial covenants), condition or agreement required to be performed or observed by it hereunder or in connection with any Obligation, and such failure shall continue for 10 days after written notice thereof to Guarantor; or (e), or if there is a liquidation, bankruptcy, assignment for the benefit of creditors or similar proceeding affecting the status, existence, assets or obligations of Customer or any Guarantor or other party liable to BALC in respect of the Obligations, (each of the foregoing being hereinafter referred to as a “Default”), then the Obligations of Customer shall, at the sole option of BALC, be deemed to be accelerated and become immediately due and payable by Guarantor for all purposes of this Guaranty, and Guarantor shall (i) immediately pay directly to BALC all such Obligations for the payment of money owing to BALC by reason of acceleration or otherwise (including without limitation, any rent, liquidated damages, principal or interest payments or balances, fees, other installments or any other accrued or unaccrued amounts with respect to such Obligations), irrespective of whether a Default exists relating to Customer, and notwithstanding any stay, injunction or other prohibition preventing acceleration of any Obligations against Customer, and (ii) promptly perform all other Obligations. Guarantor shall be liable, as principal obligor and not as a surety or guarantor only, for all attorneys’ fees and other costs and expenses incurred by BALC in connection with BALC’s enforcement of this Guaranty), together with interest on all amounts recoverable under this Guaranty, compounded monthly in arrears, from the time such amounts become due and payable until the date of payment at the default rate of interest provided in the agreement evidencing the Obligations (without duplication). If BALC is required to return any payment made to BALC by or on behalf of Customer, whether as a result of Customer’s bankruptcy, reorganization or otherwise, Guarantor acknowledges that this Guaranty covers all such amounts, notwithstanding that the original of this Guaranty may have been returned to Guarantor and/or otherwise canceled.

7. Governing Law; Miscellaneous. THIS GUARANTY AND THE LEGAL RELATIONS OF THE PARTIES HERETO SHALL IN ALL RESPECTS BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (the “State”), WITHOUT REGARD TO PRINCIPLES REGARDING THE CHOICE OF LAW. EACH PARTY HERETO HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS GUARANTY. United States federal law requires all financial institutions to obtain, verify and record information that identifies each entity that obtains a loan or other financial accommodation. The first time Customer or Guarantor requests a financial accommodation from BALC, BALC will ask for the Customer’s (or the Guarantor’s) legal name, address, tax ID number and other identifying information. Guarantor shall promptly provide copies of business licenses or other documents evidencing the existence and good standing of Guarantor requested by BALC. Time is of the essence in the payment and performance of all Obligations and all of Guarantor’s obligations and liabilities owing to BALC hereunder. This Guaranty constitutes the entire agreement of Guarantor and BALC relative to the subject matter hereof, and there are no prior or contemporaneous understandings or agreements, whether oral or in writing, between the parties hereto with respect to the subject matter hereof BALC. Nothing herein shall be deemed or construed to amend, modify, supersede or replace any other guaranty or other written agreement of the Guarantor in favor of or with BALCC without the express written agreement of Banc of America Leasing & Capital, LLC. No subsequent modification of, or supplement to, this Guaranty shall be enforceable against any party hereto unless the same is in writing and is duly signed by an authorized manager, member, officer or representative of the party against whom enforcement is sought. Any notices or demands required or permitted to be given under this Guaranty (a) shall be given in writing, (b) shall become effective (i) if delivered with receipt acknowledged, such as by Airborne, FedEx, UPS or other private courier service, on the date of such receipt, (ii) if delivery by either private courier or U. S. Postal Service is attempted but refused, on the date of such refusal, or (iii) if mailed by certified or registered mail, return receipt requested, postage prepaid, then on the date of receipt, and (c) shall be addressed to BALC to the attention of Customer Accounts, and to Guarantor at the address set forth below, or to such other address as the party to receive notice hereafter designates by such written notice.

8. Additional Canadian Guarantor Provisions.

(a) Submission to Jurisdiction, Waivers of Immunities. Guarantor: (a) hereby irrevocably submits itself to the non-exclusive jurisdiction of the federal district court located in the State (a “Local U.S. Court”), for the purposes of any suit, action or other proceeding arising out of this Guaranty, or any of the transactions contemplated hereby brought by any party or parties thereto, or their successors or assigns (a “Local U.S. Action”), (b) hereby irrevocably agrees that all claims in respect of a Local U.S. Action may be heard and determined in such Local U.S. Court to the fullest extent permitted by law, and (c) to the extent that Guarantor has or hereafter may acquire any immunity from jurisdiction of any Local U.S. Court or from any legal process therein, hereby waives, to the fullest extent permitted by law, such immunity, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, the defense of sovereign immunity, or any claim: (i) that it is not personally subject to the jurisdiction of Local U.S. Courts by reason of foreign or sovereign immunity or otherwise, (ii) that it is immune from any legal process (whether through service or notice, attachment prior to the judgment, attachments in aid of execution, execution or otherwise) with respect to itself or its property, by reason of sovereign immunity, (iii) that any Local U.S. Action is brought in an inconvenient forum, (iv) that the venue of any Local U.S. Action is improper, or (v) that this Guaranty may not be enforced in or by Local U.S. Courts. Guarantor expressly acknowledges that the foregoing waivers and submission to jurisdiction are intended to be irrevocable under the laws of the State and of the United States of America and of Canada and each of its Provinces, and in particular under the United States Foreign Sovereign Immunities Act of 1976.

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(b) Designation of Agent for Service of Process. Guarantor hereby irrevocably designates and appoints the Customer with offices on the date hereof at the address set forth above (referred to herein as the “Agent”), as its attorney-in-fact to receive service of process in any Local U.S. Action, it being agreed that service upon such attorney-in-fact shall constitute valid service upon Guarantor, and its successors or assigns as appropriate. Guarantor hereby agrees to pay in advance to the Agent such compensation as shall be agreed upon from time to time for services hereunder during the term of this Guaranty, and it hereby agrees that its submission to jurisdiction and its designation of the Agent set forth above is made for the express benefit of BALC and its successors, assigns or any other beneficiary of this Guaranty. In the event of transfer of all or substantially all the assets and business of the Agent to any other corporation, firm or entity, by consolidation, merger, sale of assets or otherwise, such other corporation shall be substituted hereunder for the Agent with the same effect as if named herein in place of Agent. Guarantor further covenants and agrees that so long as this Guaranty shall be in effect, it shall maintain a duly appointed agent for the service of summonses and other legal processes in the State.

(c) Enforcement of Judgment. Guarantor further agrees that a final judgment against it in any Local U.S. Action shall be final, binding and conclusive, and may be enforced in other jurisdictions (including, without limitation, the Province of Ontario or any other political subdivision of Canada) by suit on the judgment or in any other manner provided by law, and a certified or true copy of such final judgment shall be conclusive evidence of the fact and of the amount of any indebtedness or liability of Guarantor therein described; provided that nothing herein shall affect BALC’s right or the right of BALC’s successors or assigns to serve legal process in any other manner permitted by law or affect BALC’s rights or the rights of BALC’s successors or assigns to bring action or proceeding against Guarantor or its property in the courts of other jurisdictions.

(d) Payment in Dollars; Judgment Currency. This Guaranty is made by Guarantor in connection with a financing transaction in which the specification of payments in United States Dollars (“Dollars”) and payment at the designated place of payment is of the essence, and Dollars shall be the currency of accounting in all events. The payment obligations of Guarantor under this Guaranty shall not be discharged by any amount paid in another currency or in another place, whether pursuant to a judgment or otherwise, to the extent that any amount so paid on conversion to Dollars and transferred to the designated place of payment under normal banking procedures does not yield the amount of Dollars due hereunder. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder in Dollars into another currency (in this section called the “Judgment Currency”), the rate of exchange which shall be applied shall be that at which, in accordance with normal banking procedures, BALC could purchase Dollars with the Judgment Currency at a bank located in New York, New York, United States of America on the business day on which such payment is received, or if received on a day other than a business day, on the next succeeding business day. The obligation of Guarantor in respect of any such sum due from it to BALC shall, notwithstanding the rate of exchange actually applied in rendering such judgment, be discharged only to the extent that any sum adjudged to be due hereunder in the Judgment Currency may, in accordance with normal banking procedures, be used by BALC as and when provided above to purchase and transfer Dollars with the amount of the Judgment Currency so adjudged to be due. Guarantor hereby agrees, as a separate obligation and notwithstanding any such judgment, to indemnify BALC against, and to pay BALC on demand, Dollars, in the amount equal to any difference between the sum originally due to BALC in Dollars and the amount of Dollars so purchased and transferred.

(e) Consents and Registrations. Until payment and performance in full of all of the obligations hereunder, Guarantor will obtain at any time and from time to time all exchange control authorizations and all other authorizations, licenses, consents, registrations and approvals as shall now or hereafter be necessary under the applicable law of any jurisdiction in connection with its making and performance of this Guaranty.

(f) Canadian Withholding Taxes

(i) Each payment to be made by Guarantor to BALC under this Guaranty shall be made free and clear of, and without deduction or withholding for or on account of, any present or future taxes, duties, assessments, fees, deductions, withholdings, levies, imposts or charges of whatsoever nature, together with any liabilities (including penalties, interest and expenses) in respect thereof imposed or levied by or on behalf of the government of Canada or any political subdivision thereof or any authority or agency thereof having the power to tax (“Canadian Withholding Taxes”) unless such deduction or withholding is required by the laws of Canada or any province or political subdivision thereof or by the administrative practice of any taxing authority. “Canadian Withholding Taxes” shall not include Excluded Taxes (as defined below). If any such deduction or withholding is so required, or if no such deduction or withholding is so required but Canadian Withholding Taxes are otherwise payable in respect of any such payment, Guarantor shall, unless such deduction or withholding is attributable to Excluded Taxes:

(A) pay any such additional amount to BALC as may be necessary to ensure that BALC receives and retains a net sum after such deduction, withholding or payment of Canadian Withholding Taxes (including any deduction, withholding or payment of Canadian Withholding Taxes in respect of the additional amount), free from any liability in respect of any such Canadian Withholding Taxes, equal to the sum that BALC would have received and retained had no such deduction or withholding of Canadian Withholding Taxes been made or required to be made and had no such Canadian Withholding Taxes been payable;

(B) deduct such Canadian Withholding Taxes from such payment;

(C) pay the full amount so deducted to the relevant authority on account of such Canadian Withholding Taxes within the time provided under, and otherwise in accordance with, applicable law of any jurisdiction; and

(D) promptly after the date such Canadian Withholding Taxes are due under the applicable law of any jurisdiction, deliver to BALC the forms prescribed by the relevant authority of such Canadian Withholding Taxes.

(ii) Without duplication of clause (i) of this subsection (f), Guarantor hereby indemnifies and holds harmless BALC for any Canadian Withholding Taxes that may become payable by BALC in respect of any payment made by the Guarantor under this Guaranty. Without limiting the generality of the foregoing, in the event that:

(A) Guarantor or BALC is assessed or reassessed by any Canadian taxing authority for any Canadian Withholding Taxes in respect of any payment made by Guarantor under this Guaranty, Guarantor shall pay such Canadian Withholding Taxes together with interest or penalties thereon to such taxing authority on behalf of BALC and without recourse against BALC within ten (10) days of demand therefor by BALC; or

(B) BALC pays any Canadian Withholding Taxes in respect of any payment made by Guarantor under this Guaranty, Guarantor shall indemnify BALC upon receipt of the notice called for in clause (iv) below.

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(iii) Without duplication of clause (i) or clause (ii) of this subsection (f), Guarantor shall indemnify and hold harmless BALC for any additional taxes on net income that BALC may be obliged to pay as a result of the receipt by it or payment by Guarantor of any amount under this subsection (f).

(iv) BALC shall promptly notify Guarantor of any Canadian Withholding Taxes in respect of which it has paid or received an assessment or reassessment from any Canadian taxing authority and for which Guarantor is required to indemnify it pursuant to clause (ii) or clause (iii) of this subsection (f) and of the amount payable to it by Guarantor pursuant to such clause or clauses, as the case may be, and Guarantor shall indemnify BALC within ten (10) days of the receipt of such notice. BALC shall reasonably determine the amount payable to it and such determination shall, absent manifest error, be final and binding on Guarantor.

(v) In the event BALC contests the assessment of any Canadian Withholding Tax for which BALC has received indemnification or reimbursement from Guarantor under this subsection (f), and such Canadian Withholding Tax is refunded to BALC by any Canadian taxing authority, BALC shall repay, to the extent of such refund received by BALC, as determined after taking into account any tax detriments and benefits reasonably expected to be realized by BALC by reason of such refund and repayment, any amounts paid by Guarantor under this subsection (f) in respect of such Canadian Withholding Tax.

(vi) Guarantor shall not be liable for and shall not reimburse or indemnify BALC for any present for future taxes, duties, assessments or charges of whatsoever nature or any liabilities (including penalties, interest and expenses) in respect thereof imposed or levied by or on behalf of the government of Canada or any political subdivision thereof or any authority or agency therein or thereof having the power to tax to the extent that any such item is imposed or levied (such taxes, duties, assessments, charges or liabilities being hereinafter referred to as “Excluded Taxes”) as a result of BALC:

(A) being organized under the laws of, resident or connected with Canada otherwise than by reason of the transactions being guaranteed under the Guaranty; or

(B) being a Person who is not dealing at arm’s length (within the meaning of the Income Tax Act (Canada), as it may from time to time be amended) with Guarantor.

(vii) Guarantor’s obligations under this subsection (f) shall survive the termination of this Guaranty and the payment of all amounts payable under other provisions of this Guaranty.

(g) Waiver. Guarantor waives any and all defenses it may have that this Guaranty is unenforceable according to the laws of Canada or any Province thereof, the State, or the United States.

The undersigned, pursuant to due corporate, limited liability company or partnership authority, as appropriate, has or have caused this Guaranty to be executed as of the date set forth below.

Dated as of: August 10, 2007

Witness/Attest/Notary Public:	GUARANTOR:
BIRKS & MAYORS INC.
Name:	By:	/s/ Marco Pasteris / Michael Rabinovitch
Address:	Name:	Marco Pasteris / Michael Rabinovich
	Title:	Group VP, Finance & Treasurer / Senior VP & CFO
Guarantor’s Taxpayer ID: 134981190

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